Manulife Financial Corporation | 2016 Quarterly Report

First Quarter Report

Three months ended

March 31, 2016

Manulife | John Hancock

Manulife reports 1Q16 core earnings of $905 million and net income of $1,045 million, strong top line growth, and continued positive net flows in its wealth and asset management businesses

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $1,045 million for the first quarter of 2016 (“1Q16”), fully diluted earnings per common share of $0.51 and return on common shareholders’ equity (“ROE”) of 10.8%, compared with $723 million, $0.36, and 8.4%, respectively, for the first quarter of 2015 (“1Q15”). The increase in net income attributed to shareholders was primarily due to gains from interest rate movements and higher core earnings, partially offset by lower than expected returns on alternative long-duration assets. In 1Q16, MFC generated core earnings of $905 million, diluted core earnings per common share of $0.44 and core return on common shareholders’ equity (“Core ROE”) of 9.3%, compared with $797 million, $0.39, and 9.3%, respectively, for 1Q15.

Donald Guloien, President and Chief Executive Officer, stated, “This was a strong quarter, by almost any measure.  Core earnings grew by 14% from the prior year – despite zero contribution from investment gains during the quarter - a testimony to the strong operating performance from our operations around the world. We are also delivering excellent results from our DBS, Standard Life and New York Life transactions; managing our equity exposure exceedingly well, even in highly volatile markets; and achieved our 25th consecutive quarter of positive net flows into our global Wealth and Asset Management businesses.”

“Net income was up 45%, as a result of a variety of market-related gains, which more than offset depressed oil and gas prices in the quarter, serving as a useful reminder that markets will fluctuate both in our favour and against us, but we should focus on long-term positioning and shareholder wealth creation rather than short-term market fluctuations,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “We achieved a 70% increase in new business value, which speaks to the quality of sales we generated this quarter. This bodes well for our future profitability, as new business value represents the expected present value of future earnings from this quarter’s sales. Today, we published our 2015 Embedded Value Report highlighting a 21% increase in the value of our insurance-related businesses to $47.8 billion.”

“We successfully completed a US$1.75 billion bond offering in the United States and finished the quarter with strong capital levels. This was Manulife’s first bond issuance outside the Canadian market in 5 years, and was an important step in our path to diversify our funding sources,” added Mr. Roder.

Manulife Financial Corporation – First Quarter 2016

HOW OUR COMPANY PERFORMED

Profitability:

Reported net income attributed to shareholders of $1,045 million, up $322 million from 1Q15.
In 1Q16, net income attributed to shareholders is comprised of core earnings of $905 million and a net gain for items excluded from core earnings of $140 million. The items excluded from core earnings include a $474 million gain from market-related impacts primarily driven by interest rate movements and realized gains on the sale of available-for-sale bonds, largely offset by investment-related experience charges of $340 million primarily related to lower than expected returns on alternative long-duration assets.

Delivered core earnings of $905 million, up $108 million or 14% from 1Q15.
Core earnings increased $108 million, or 14%, compared with 1Q15. This increase reflects strong growth in new business volumes, particularly in Asia, and $75 million related to changes in foreign currency rates, partially offset by higher macro hedging costs. Core earnings in 1Q16 include net policyholder experience charges of $36 million post-tax ($68 million pre-tax), due to adverse policyholder experience in the U.S., partially offset by favourable policyholder experience in Asia.  No investment-related experience gains were included in core earnings in 1Q16 or 1Q15.

Growth:

Achieved insurance sales of $954 million, an increase of 14% compared with 1Q15.
Record Asia insurance sales increased 36% driven by double digit growth in most territories, including Singapore and Hong Kong which benefited from the activation of the bancassurance partnership with DBS. Canadian insurance sales declined 28% as normal variability in large-case group benefits sales more than offset strong retail insurance sales. U.S. insurance sales increased 4%.

Generated net flows of $1.7 billion in our wealth and asset management (“WAM”) businesses compared with $6.6 billion in 1Q15 and gross flows of $28.2 billion increased 15% compared with 1Q15.
This marks the 25th consecutive quarter of positive net flows in our WAM businesses, which is a significant achievement given the continued volatility in global markets. In the U.S., gross flows increased 31%, driven by another strong sales quarter in mutual funds and robust mid-market sales in the pension business acquired in April 2015. In Asia and Canada gross flows modestly declined due to challenging market conditions, and in our institutional asset management business gross flows were in line with the prior year. Net flows declined as redemptions increased in all divisions compared with the prior year.

Delivered Other Wealth sales of $2.4 billion in 1Q16, an increase of 29% compared with 1Q15.
Other Wealth sales in Asia increased 76% driven by the success of new product launches coupled with expanding distribution reach in Japan and through DBS in Singapore. In Canada, other wealth sales were down 9% driven by challenging market conditions.

Generated new business value of $287 million in 1Q16, up 70% from 1Q15.
The increase in new business value was driven by strong performance in Asia and improved product margins in U.S. life insurance.  In Asia, new business value increased 68% on a constant currency basis to $221 million, primarily reflecting strong growth in new business volume and improved product margins in Japan and Asia Other. New business value margins in Asia increased to 28.8%, up 3.4 percentage points from the prior year period. This was most notable in Japan where higher volumes, product margins and business mix led to margin expansion of over 10 percentage points to 26.5%. These gains were partly offset by margin compression in Hong Kong due to a change in business mix.

Reported embedded value of $47.8 billion as at December 31, 2015, up $8.4 billion or 21% from the prior year.
Just under half of the growth in embedded value relates to contributions from inforce and new business.  Currency accounted for the majority of the remaining increase. The impact of acquisitions during the year was largely offset by the common share issuance related to the acquisition of the Canadian-based operations of Standard Life plc. The full 2015 Embedded Value Report is available on our website at http://www.manulife.com.

Reported core EBITDA from our WAM businesses of $285 million, down 4% from 1Q15.
The favourable impact of foreign currency rates and higher fee income was offset by increased distribution costs driven by higher gross flows and strategic investments in the business. WAM assets under management and administration were $488 billion, an increase of 22% from March 31, 2015 reflecting positive net flows and a recent sizeable acquisition.

Manulife Financial Corporation – First Quarter 2016

Achieved total assets under management and administration (“AUMA)”) of $904 billion as at March 31, 2016.
AUMA increased 8% compared to March 31, 2015, largely due to the acquisition of the U.S. pension business in 2015.  AUMA decreased $31 billion compared with December 31, 2015 primarily due to the strengthening of the Canadian dollar compared with the U.S. dollar. On a constant currency basis, AUMA was in-line with the prior quarter.

Financial Strength:

Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 233% for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2016.
The 10 point increase from 223% as at December 31, 2015 is primarily related to 14 points from the US$1.75 billion senior debt and C$425 million preferred shares issued by MFC in 1Q16 and invested in MLI, partially offset by 3 points related to the initial payment under the DBS transaction. MFC’s reported MCCSR ratio was 210% as at March 31, 2016. The primary difference between the MLI and MFC ratios is that the $4.0 billion of MFC senior debt outstanding does not qualify as available capital for MFC.

Reported a financial leverage ratio of 27.9% at March 31, 2016.
Our financial leverage increased 4.1 percentage points from 4Q15 reflecting the issuance of US$1.75 billion senior debt and C$425 million preferred shares, and the impact of the weakening U.S. dollar compared with the Canadian dollar.

HOW OUR BUSINESSES PERFORMED

Asia Division

Business highlights:
In Asia, we delivered record annualized premium equivalent sales1 (“APE sales”) and new business value (“NBV”), up 48% and 68%, respectively, from the prior year period. This strong growth reflects continued expansion of distribution channels and a focus on product offerings that fulfill customer needs. WAM gross flows remained strong in the quarter despite challenging market conditions. During the quarter, we successfully launched our exclusive bancassurance partnership with DBS in Singapore, Hong Kong, Indonesia and mainland China. In addition, the ManulifeMOVE wellness program was expanded by adding new reward partners in Hong Kong and launching it in the Philippines.

Earnings2:
Core earnings increased US$45 million to US$270 million compared with 1Q15, or 19% after adjusting for the impact of changes in currency rates. The increase was driven by continued strong growth in new business volumes, improvement in product margins and favourable policyholder experience. Included within this growth were non-recurring gains of US$16 million related to two separate reinsurance treaties.

Net income attributed to shareholders was US$88 million in 1Q16 compared with US$227 million in 1Q15. In 1Q16, net income attributed to shareholders included a net charge for items excluded from core earnings of US$182 million for 1Q16 compared with a net gain of US$2 million in 1Q15. The 1Q16 net charge for items excluded from core earnings related to the direct impact of equity markets and interest rates.

Sales:
Annualized premium equivalents sales in 1Q16 were US$590 million, 48% higher than 1Q15. We achieved double digit growth in most territories and record APE sales in Japan and Asia Other. Contributing to this increase were insurance sales of US$460 million and other wealth APE sales of US$130 million, up 36% and 117% from 1Q15, respectively.

•	Japan APE sales in 1Q16 were US$264 million, a 24% increase driven by strong sales of our other wealth products through both bank and MGA channels.

•	Hong Kong APE sales in 1Q16 were US$109 million, a 48% increase reflecting robust insurance sales through our agent, bank and insurance broker channels.

•
Asia Other (excludes Japan and Hong Kong) APE sales in 1Q16 were US$217 million, representing a 94% increase, driven by record sales in Singapore and mainland China. In Singapore, APE sales were over 5 times 1Q15 levels following the successful launch of our exclusive regional partnership with DBS. Indonesia experienced modest growth.

1
APE sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below. APE sales are presented to provide consistency of scope for NBV disclosures and industry practice. APE sales are presented before adjustments for non-controlling interests. APE sales consist of Insurance sales plus weighted Other Wealth sales, and exclude our Wealth and Asset Management businesses.

2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the presentation currency of the division.

Manulife Financial Corporation – First Quarter 2016

Wealth and Asset Management (“WAM”) gross flows of US$2.5 billion in 1Q16 were 5% lower than 1Q15. We reported net flows in 1Q16 of US$0.2 billion, down from US$0.9 billion in 1Q15 due to market volatility.

•	Japan gross flows in 1Q16 of US$21 million decreased 88% as equity market volatility impacted consumer confidence, resulting in weaker mutual fund sales.

•	Hong Kong gross flows in 1Q16 of US$562 million decreased 2%, driven by lower mutual fund sales.

•
Asia Other gross flows of US$1.9 billion increased 1%. Strong sales in mainland China and Singapore were largely offset by lower mutual fund sales in Taiwan. Indonesia’s WAM gross flows were comparable with 1Q15.

New Business Value:
New business value (“NBV”) in 1Q16 was US$161 million, a 68% increase compared with 1Q15 reflecting the above noted increase in APE sales and a 3.4 percentage point increase in NBV margin.

•	Japan NBV in 1Q16 of US$70 million more than doubled as a result of increased sales, improved product margin and favourable product mix.

•	Hong Kong NBV in 1Q16 of US$49 million increased 4% as higher APE sales were offset by the impact of a change in business mix.

•	Asia Other NBV of US$42 million increased 189% as a result of increased sales and management actions to improve margins.

Canadian Division

Business highlights:
In Canada, we generated solid growth in individual insurance sales driven by continued momentum due to product enhancements.  We delivered robust mutual fund gross flows despite challenging market conditions and achieved our 26th consecutive quarter of Wealth and Asset Management net inflows into our pension business. During the quarter, we also announced an agreement with The Vitality Group to introduce life insurance that rewards customers for healthy living.

Earnings1:
Core earnings was $338 million in 1Q16 compared with $261 million in 1Q15.  The $77 million increase in core earnings reflects improved policyholder experience, increased wealth and asset management fee income, and the impact of one additional month of results from business acquired in 2015.

Net income attributed to shareholders was $600 million compared with $118 million in 1Q15. In 1Q16, net income attributed to shareholders included a net gain for items excluded from core earnings of $262 million compared with a net charge of $143 million in 1Q15.  The change in items excluded from core earnings primarily related to the direct impact of interest rates.

Sales:
WAM gross flows in 1Q16 were $4.2 billion, a decrease of 5% compared with 1Q15 reflecting the impact of volatile market conditions on Mutual Fund deposits. We reported net flows in 1Q16 of $0.8 billion, down from $1.8 billion in 1Q15 due to market volatility. Assets under management for our WAM businesses at March 31, 2016 were $101 billion, an increase of 3% compared with March 31, 2015, driven by strong net flows over the past 12 months.

•	Mutual Fund gross flows of $2.4 billion in 1Q16 decreased $0.2 billion or 8% compared with 1Q15.

•	Group Retirement Solutions gross flows of $1.9 billion in 1Q16 were in line with 1Q15.

Other Wealth sales of $944 million in 1Q16 were $93 million or 9% lower than 1Q15 driven by unfavourable equity market sentiment.

•	Segregated Fund Product2 1Q16 sales were $751 million, a decrease of 12% compared with 1Q15.

•	Fixed Product 1Q16 sales were $193 million, an increase of 4% compared with 1Q15, reflecting the success of product enhancements.

Manulife Bank net lending assets of $19.5 billion as at March 31, 2016, were up slightly from 4Q15 as due to the impact of our strategic initiatives.

1	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
2	Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – First Quarter 2016

Insurance sales in 1Q16 of $155 million decreased 28% compared with 1Q15 driven by the timing of large-case activity in Group Benefits.

•	Retail Insurance sales in 1Q16 of $41 million increased by 10% compared with 1Q15 driven by continued momentum from universal life product enhancements and large-case activity.

•	Institutional Markets sales in 1Q16 of $114 million decreased 36% compared with 1Q15 primarily due to normal variability in Group Benefits’ large-case sales.

U.S. Division

Business highlights:
In the U.S., we delivered strong mutual fund gross flows driven by institutional allocations and continued success across retail channels.  We also achieved solid gross flows in our Retirement Plan Services business with contributions from both our small- and mid-market segments. Five new exchange traded funds (“ETFs”) were launched in the quarter, bringing our total offering to 11 and we were named best new ETF manager by ETF.com.

Earnings1:
Core earnings was US$283 million compared with US$302 million in 1Q15. The US$19 million decrease in core earnings was primarily driven by unfavourable policyholder experience in JH Long Term Care.

Net income attributed to shareholders was US$176 million compared with US$375 million in 1Q15.  In 1Q16, net income attributed to shareholders included a net charge for items excluded from core earnings of US$107 million compared with a net gain of US$73 million in 1Q15.  The 1Q16 charge primarily related to returns on alternative long-duration assets being lower than the returns assumed in the valuation of our insurance contract liabilities.

Sales:
WAM gross flows in 1Q16 were US$12.7 billion, an increase of 31% compared with 1Q15, driven by continued strong mutual fund sales in John Hancock (“JH”) Investments and the contribution from robust mid-market pension sales in the business acquired by JH Retirement Plan Services (“JH RPS”) last year. JH Investments enjoyed positive net flows and continued to deliver double digit organic growth in an industry which has continued to experience net outflows2. JH RPS recorded negative net flows primarily due to one large termination associated with the acquired mid-market business.

•
JH Investments 1Q16 gross flows of US$7.1 billion increased 15% compared with 1Q15 despite significant market volatility. The increase was driven by institutional allocations and continued success across retail channels.   Assets under management increased 7% from March 31, 2015 to a record US$84 billion as at March 31, 2016 and for the 18th consecutive quarter JH Investments had positive net flows. Our 12-month trailing organic growth rate through March 2016 (calculated as net new flows as a percentage of beginning assets) was 12% compared with an industry decline of 2%.2 During the quarter we expanded our ETF line up to 11 funds.

•	JH RPS 1Q16 gross flows of US$5.6 billion were up 57% compared with 1Q15. This was driven primarily by the mid-market acquisition in 2015 and an increase in recurring contributions.

Insurance sales in 1Q16 of US$122 million represented an increase of 4% compared with 1Q15, driven by the Federal Long Term Care (“LTC”) program. Our Vitality program continued to gain momentum as we extended the feature to older issue ages in March and prepared for the HealthyFood program launch in April.

•
JH Life sales of US$105 million in 1Q16 were in line with the prior year but gained momentum throughout the quarter, increasing sequentially in each month of the quarter. Term sales continued to gain momentum achieving a 68% increase compared to the prior year. The increase in Term sales was offset by lower Survivorship universal life sales.

•
JH Long-Term Care 1Q16 sales of US$17 million were US$6 million higher than 1Q15 and benefited from an additional US$7 million of biennial inflation purchases in the Federal LTC program. Our new innovative Performance LTC product accounted for two-thirds of total retail sales during the quarter.

1
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the functional currency of the division.

2
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through March 2016.

Manulife Financial Corporation – First Quarter 2016

Corporate and Other

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

Corporate and Other reported net income attributed to shareholders of $83 million in 1Q16 compared with a net loss of $141 million in 1Q151. The net income (loss) attributed to shareholder was comprised of core loss and items excluded from core loss. The core loss of $193 million in 1Q16 compared with a core loss of $117 million in 1Q15; items excluded from core loss were a net gain of $276 million in 1Q16 compared with a net charge of $24 million in 1Q15.

The $76 million increase in core loss was largely due to higher macro hedging costs from increased hedging activity, higher expenses related to strategic initiatives and the impact of the strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars.

Of the $300 million favourable variance in items excluded from core loss, $232 million related to realized gains on the sale of available-for-sale (“AFS”) bonds in 1Q16 compared with 1Q15.

1	The 2015 earnings on assets backing capital allocated to each operating segment has been restated to align with the methodology used in 2016.

Manulife Financial Corporation – First Quarter 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 5, 2016, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2015 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2015 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2015 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	E	RISK MANAGEMENT AND RISK FACTORS UPDATE
1. 2.	Earnings Sales	1. 2.	Regulatory updates Variable annuity and segregated fund guarantees
3.	Capital related items	3.	Caution related to sensitivities
		4.	Publicly traded equity performance risk
B	FINANCIAL HIGHLIGHTS	5.	Interest rate and spread risk
1.	First quarter earnings analysis	6.	Alternative long-duration asset performance risk
2.	Revenue
3.	Premiums and deposits	F	ACCOUNTING MATTERS AND CONTROLS
4	Assets under management and administration	1.	Critical accounting and actuarial policies
5	Capital	2.	Sensitivity of policy liabilities to update to assumptions
6	Impact of fair value accounting	3.	Accounting and reporting changes
7	Impact of foreign exchange rates	4.	Quarterly financial information
		5.	Other
C	PERFORMANCE BY DIVISION
1.	Asia	G	OTHER
2.	Canadian	1.	Quarterly dividend
3.	U.S.	2.	Outstanding shares
4.	Corporate and Other	3.	Performance and Non-GAAP Measures
		4.	Caution regarding forward-looking statements
D	PERFORMANCE BY BUSINESS LINE
1.	Wealth and Asset Management ("WAM")
2.	Additional information by business line

Manulife Financial Corporation – First Quarter 2016

A       OVERVIEW

A1	Earnings

In the first quarter of 2016 (“1Q16”), Manulife’s net income attributed to shareholders was $1,045 million, fully diluted earnings per common share was $0.51 and return on common shareholders’ equity (“ROE”) was 10.8%, compared with $723 million, $0.36, and 8.4%, respectively, for the first quarter of 2015 (“1Q15”).

Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $905 million in 1Q16 compared with $797 million in 1Q15, and items excluded from core earnings, which netted to gains of $140 million in 1Q16 compared with charges of $74 million in 1Q15.

Core earnings increased $108 million, or 14%, compared with 1Q15. The increase reflects strong growth in new business volumes, particularly in Asia, and $75 million related to changes in foreign exchange rates, partially offset by higher macro hedging costs. Core earnings in 1Q16 include a policyholder experience charge of $36 million post-tax ($68 million pre-tax), due to adverse policyholder experience in the U.S., partially offset by favourable policyholder experience in Asia. No investment-related experience gains were included in core earnings in 1Q16 or 1Q15.

The $214 million favourable variance in items excluded from core earnings primarily reflects a $474 million gain (1Q15 – gain of $13 million) from market-related impacts driven by interest rate movements and gains on available for sale bonds, partially offset by charges for investment-related experience of $340 million (1Q15 – charges of $77 million) primarily related to lower than expected returns on alternative long-duration assets, including investments in oil and gas given continued declines in commodity prices, private equities and real estate. Credit experience also contributed a modest net charge in 1Q16 driven by net downgrades and impairments on our oil and gas fixed income holdings. Other 1Q16 items netted to a $6 million gain (1Q15 – charges of $10 million) and included 2 large, offsetting, tax items.

A2	Sales

Insurance sales1 were $954 million in 1Q16, an increase of 14%2 compared with 1Q15.  Record Asia insurance sales increased 36% driven by double digit growth in most territories, including Singapore and Hong Kong which benefited from the activation of the bancassurance partnership with DBS. Canadian insurance sales declined 28% as normal variability in large-case group benefits sales more than offset strong retail insurance sales. U.S. insurance sales increased 4%, in part due to the biennial inflation purchases in the Federal Long Term Care program.

Wealth and Asset Management net flows1 were $1.7 billion in 1Q16, a decrease of 76% compared with 1Q15. This marks the 25th consecutive quarter of positive net flows in our Wealth and Asset Management businesses, which is a significant achievement  given continued volatility in global markets. Strong gross flows of $28.2 billion were up 15% from 1Q15.  In the U.S., gross flows increased 31%, driven by another strong sales quarter in mutual funds and robust mid-market sales in the pension business acquired in April 2015. In Asia and Canada gross flows modestly declined due to challenging market conditions and in our institutional asset management business gross flows were in line with the prior year. Net flows declined as redemptions increased in all divisions compared with the prior year.

Other Wealth sales1 were $2.4 billion in 1Q16, an increase of 29% compared with 1Q15. In 1Q16, Other Wealth sales in Asia increased 76% driven by the success of new product launches coupled with expanding distribution reach in Japan and through DBS in Singapore.  In Canada, Other Wealth sales were down 9% driven by challenging market conditions.

A3	Capital related items

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) was 233% as at March 31, 2016 and 245% as at March 31, 2015.  The 10 point increase from 223% as at December 31, 2015, primarily related to 14 points from the US$1.75 billion senior debt and C$425 million preferred shares issued by MFC in 1Q16 and invested in MLI, partially offset by 3 points related to the initial payment under the DBS transaction. MFC’s reported MCCSR ratio was 210% as at March 31, 2016. The primary difference between the MLI and MFC ratios is that the $4.0 billion of MFC senior debt outstanding does not qualify as available capital at the MFC level.

MFC’s financial leverage ratio was 27.9%, an increase of 4.1 percentage points from 4Q15 primarily reflecting the issuance of US$1.75 billion senior debt and C$425 million preferred shares in 1Q16, and the impact of the weakening U.S. dollar compared with the Canadian dollar. The financial leverage ratio was 26.6% at March 31, 2015.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2
Growth (declines) in sales, premiums and deposits and assets under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2016

B       FINANCIAL HIGHLIGHTS

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 16	4Q15	1Q15
Net income attributed to shareholders	$1,045	$246	$723
Preferred share dividends	(29)	(29)	(29)
Common shareholders’ net income	$1,016	$217	$694
Core earnings(1)	$905	$859	$797
Basic earnings per common share (C$)	$0.51	$0.11	$0.36
Diluted earnings per common share (C$)	$0.51	$0.11	$0.36
Diluted core earnings per common share (C$)(1)	$0.44	$0.42	$0.39
Return on common shareholders’ equity (“ROE”)	10.8%	2.3%	8.4%
Core ROE (1)	9.3%	8.7%	9.3%
Sales(1) Insurance products	$954	$1,027	$779
Wealth and Asset Management gross flows(1)	$28,228	$31,089	$22,843
Wealth and Asset Management net flows(1)	$1,676	$8,748	$6,631
Other Wealth products	$2,384	$2,109	$1,767
Premiums and deposits(1) Insurance products	$8,186	$7,759	$7,158
Wealth and Asset Management products	$28,228	$31,089	$22,843
Other Wealth products	$1,441	$1,963	$1,466
Corporate and Other	$22	$26	$19
Assets under management and administration (C$ billions)(1)	$904	$935	$821
Capital (C$ billions)(1)	$49.4	$49.9	$46.4
MLI’s MCCSR ratio	233%	223%	245%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2016

B1	First quarter earnings analysis

The table below reconciles net income attributed to shareholders to core earnings.

(C$ millions, unaudited)	1Q16	4Q15	1Q15
Core earnings(1)
Asia Division	$371	$334	$279
Canadian Division	338	352	261
U.S. Division	389	332	374
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(107)	(85)	(73)
Expected cost of macro hedges(2)	(86)	(74)	(44)
Investment-related experience in core earnings(3)	-	-	-
Core earnings	$905	$859	$797
Investment-related experience outside of core earnings(3)	(340)	(361)	(77)
Core earnings and investment-related experience in excess of amounts included in core earnings	$565	$498	$720
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	474	(29)	13
Recapture of reinsurance treaties	-	(52)	12
Changes in actuarial methods and assumptions	12	(97)	(22)
Integration and acquisition costs	(14)	(39)	(30)
Tax-related items(5)	1	2	30
Other items	7	(37)	-
Net income attributed to shareholders	$1,045	$246	$723

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The charge related to the estimated expected cost of the macro equity hedges is relative to our long-term valuation assumptions.  The macro hedge gain (loss) from actual markets performing different than our valuation assumptions is included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities below.

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see section G1 - “Performance and Non-GAAP Measures”) includes up to $400 million of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item.

(5)
The tax-related items in 1Q16 include a $156 million gain related to the release of tax-related contingencies and a $10 million gain related to tax rate changes, offset by an update to tax timing assumptions related to the valuation of policy liabilities of $165 million.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

(C$ millions, unaudited)	1Q16	4Q 15	1Q 15
Direct impact of equity markets and variable annuity guarantee liabilities	$(150)	$77	$15
Fixed income reinvestment rates assumed in the valuation of policy liabilities(1)	407	(97)	13
Sale of AFS bonds and derivative positions in the Corporate and Other segment	217	(9)	(15)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$474	$(29)	$13

(1)
The gain in 1Q16 for fixed income reinvestment assumptions was driven by the decrease in swap spreads in Canada and the favourable impact on the measurement of policy liabilities of changes in the yield curve in the U.S.

Manulife Financial Corporation – First Quarter 2016

B2	Revenue

	Quarterly Results
(C$ millions, unaudited)	1Q 16	4Q 15	1Q 15
Net premium income	$6,728	$6,712	$5,403
Investment income	3,300	2,899	2,642
Other revenue	2,829	2,694	2,426
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	$12,857	$12,305	$10,471
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	8,862	(1,916)	5,343
Total revenue	$21,719	$10,389	$15,814

For 1Q16, total revenue was $21.7 billion compared with $15.8 billion in 1Q15. Fair value accounting materially impacts the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see section B6 “Impact of fair value accounting” below). Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C “Performance by Division”.

For 1Q16, revenue before realized and unrealized gains was $12.9 billion compared with $10.5 billion in 1Q15. The increase was driven by business growth including recent acquisitions as well as the impact of foreign exchange rates.

In 1Q16, the net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were $8.9 billion compared with $5.3 billion in 1Q15, primarily driven by a decrease in U.S. risk free rates and lower North American swap rates.

B3	Premiums and deposits

The premiums and deposits measure is an additional measure of our top line growth.  It includes all new policyholder cash flows and unlike total revenue is not impacted by the volatility created by fair value accounting.  Premiums and deposits for insurance products were $8.2 billion in 1Q16, an increase of 8% on a constant currency basis compared with 1Q15.

Premiums and deposits for Wealth and Asset Management products were $28.2 billion in 1Q16, an increase of $5.4 billion, or 15% on a constant currency basis, compared with 1Q15. The increase included the impact of one additional month of the acquisition of the Canadian-based operations of Standard Life plc (“Standard Life acquisition”) and a full quarter of the acquisition of New York Life’s Retirement Plan Services business (“New York Life acquisition”).

Premiums and deposits for Other Wealth products were $1.4 billion in 1Q16, a decrease 7% on a constant currency basis.

B4	Assets under management and administration

Assets under management and administration as at March 31, 2016 were $904 billion, an increase of $83 billion compared with March 31, 2015. On a constant currency basis, the increase was 8%, primarily driven by a 7% increase related to net AUMA from the New York Life acquisition. AUMA decreased $31 billion or 3% compared with December 31, 2015 levels primarily due to a strengthening of the Canadian dollar compared with the U.S. dollar. On a constant currency basis, AUMA increased $2 billion.

B5	Capital

MFC’s total capital as at March 31, 2016 was $49.4 billion, a decrease of $0.5 billion from December 31, 2015 and an increase of $3.0 billion from March 31, 2015. The decrease from December 31, 2015 was primarily related to a strengthening of the Canadian dollar.  The increase from March 31, 2015 was primarily driven by net income over the last 12 months, net capital issuances and a weakening of the Canadian dollar, partially offset by lower unrealized gains on AFS securities.  As noted in section A3 above, MLI’s MCCSR ratio was 233% at March 31, 2016.

B6	Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 “Earnings” above for discussion of first quarter experience).

Manulife Financial Corporation – First Quarter 2016

Net realized and unrealized gains reported in investment income were $8.9 billion for 1Q16 (1Q15 – gains of $5.3 billion) as noted above in section B2 “Revenue”.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2015 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.  We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7	Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared with the Canadian dollar, increased core earnings by approximately $75 million in 1Q16 compared with 1Q15. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. As applicable, each line item on our financial statements has been impacted by changes in foreign exchange rates.

C       PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q16	4Q15	1Q15
Net income attributed to shareholders(1)	$121	$409	$282
Core earnings(2)	371	334	279
Revenue	6,366	4,730	3,395
Revenue before realized and unrealized investment income gains and losses(3)	4,802	4,236	3,040
Premiums and deposits	8,031	7,289	6,188
Assets under management ($ billions)	106.3	106.4	96.0
U.S. dollars
Net income attributed to shareholders	$88	$307	$227
Core earnings	270	250	225
Revenue	4,638	3,540	2,738
Revenue before realized and unrealized investment income gains and losses	3,499	3,171	2,451
Premiums and deposits	5,852	5,455	4,990
Assets under management ($ billions)	82.0	76.9	75.7

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See B6 “Impact of fair value accounting”.

Asia Division’s net income attributed to shareholders in 1Q16 was $121 million compared with $282 million in 1Q15. Net income attributed to shareholders is comprised of core earnings, which was $371 million in 1Q16 compared with $279 million in 1Q15, and items excluded from core earnings, which amounted to a net charge of $250 million in 1Q16 compared with a net gain of $3 million in 1Q15. Core earnings reflect a net $40 million favourable impact from changes in currency rates in territories where we operate versus the Canadian dollar.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$88 million in 1Q16 compared with US$227 million for 1Q15 and core earnings was US$270 million in 1Q15 compared with US$225 million in 1Q15. Items excluded from core earnings were a net charge of US$182 million for 1Q16 compared with a net gain of US$2 million in 1Q15.

Core earnings increased US$45 million, or 19%, compared with 1Q15 after adjusting for the impact of changes in currency rates. The increase was driven by continued strong growth in new business volumes, improvement in product margins and

Manulife Financial Corporation – First Quarter 2016

favourable policyholder experience. Included within this growth were non-recurring gains of US$16 million related to two separate reinsurance treaties. The 1Q16 net charge in items excluded from core earnings related to the unfavourable direct impact of equity markets and interest rates.

Revenue in 1Q16 was US$4.6 billion, a 69% increase compared with 1Q15.  Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$3.5 billion, an increase of 43% compared with 1Q15, driven by strong sales growth over the past 12 months along with stable in-force growth and a favourable currency impact.

Premiums and deposits in 1Q16 of US$5.9 billion increased 19% on a constant currency basis compared with 1Q15. Premiums and deposits for insurance products of US$2.3 billion increased 38% driven by strong sales growth in most territories and robust recurring premium growth from in-force business. Wealth and Asset Management deposits of US$2.5 billion in 1Q16 decreased 5% as equity market volatility impacted consumer confidence and resulted in weaker mutual fund gross flows despite strong fund sales in mainland China. Other Wealth premiums and deposits in 1Q16 of US$1.0 billion increased by 70% driven by the success of new product launches and expanding distribution reach.

Assets under management at March 31, 2016 were US$82.0 billion, an increase of 7% on a constant currency basis from March 31, 2015 primarily driven by net customer inflows of US$7.8 billion.

C2	Canadian Division

(C$ millions, unless otherwise stated)	Quarterly results
	1Q 16	4Q15	1Q15
Net income (loss) attributed to shareholders(1)	$600	$(104)	$118
Core earnings(2)	338	352	261
Revenue	4,786	2,458	4,690
Revenue before realized and unrealized investment income gains and losses(3)	2,990	2,693	2,683
Premiums and deposits	7,424	6,983	7,826
Assets under management ($ billions)	223.7	219.2	221.3

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See B6 “Impact of fair value accounting”.

Canadian Division’s 1Q16 net income attributed to shareholders was $600 million compared with $118 million in 1Q15.  Net income attributed to shareholders is comprised of core earnings, which was $338 million in 1Q16 compared with $261 million in 1Q15, and items excluded from core earnings, which were a net gain of $262 million in 1Q16 compared with a net charge of $143 million in 1Q15.

The $77 million increase in core earnings reflected improved policyholder experience, increased wealth and asset management fee income, and the impact of one additional month of results from the Standard Life acquisition. The change in items excluded from core earnings primarily related to the impact of fair value accounting partially offset by integration expenses.

Revenue in 1Q16 was $4.8 billion compared with $4.7 billion in 1Q15. Revenue before net realized and unrealized investment gains was $3.0 billion in 1Q16 compared with $2.7 billion in 1Q15 reflecting higher net insurance premiums.

Premiums and deposits in 1Q16 were $7.4 billion, $0.4 billion lower than 1Q15 levels.  Higher net insurance premiums were more than offset by lower Mutual Fund and Segregated Fund deposits.

Assets under management were $223.7 billion as at March 31, 2016, an increase of $2.4 billion from March 31, 2015 driven by growth in our wealth and asset management businesses.

Manulife Financial Corporation – First Quarter 2016

C3	U.S. Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q16	4Q15	1Q15
Net income attributed to shareholders(1)	$241	$323	$464
Core earnings(2)	389	332	374
Revenue	9,990	3,331	7,707
Revenue before realized and unrealized investment income gains and losses(3)	4,399	5,287	4,691
Premiums and deposits	19,186	20,562	14,428
Assets under management and administration ($ billions)	508.6	537.9	444.2
U.S. dollars
Net income attributed to shareholders	$176	$241	$375
Core earnings	283	248	302
Revenue	7,279	2,492	6,216
Revenue before realized and unrealized investment income gains and losses	3,205	3,957	3,783
Premiums and deposits	13,982	15,388	11,636
Assets under management and administration ($ billions)	392.1	388.7	350.3

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See B6 “Impact of fair value accounting”.

U.S. Division’s 1Q16 net income attributed to shareholders was $241 million compared with $464 million in 1Q15. Net income attributed to shareholders is comprised of core earnings, which amounted to $389 million in 1Q16 compared with $374 million in 1Q15, and items excluded from core earnings, which amounted to a net charge of $148 million in 1Q16 compared with a net gain of $90 million in 1Q15. The strengthening of the U.S. dollar compared with the Canadian dollar accounted for $38 million of the increase in core earnings and was partially offset by items discussed below.

Expressed in U.S. dollars, the functional currency of the division, 1Q16 net income attributed to shareholders was US$176 million compared with US$375 million in 1Q15, core earnings was US$283 million compared with US$302 million in 1Q15, and items excluded from core earnings were a net charge of US$107 million in 1Q16 compared with a net gain of US$73 million in 1Q15. The US$19 million decrease in core earnings was primarily driven by unfavourable policyholder experience in JH LTC.  The change in items excluded from core earnings primarily related to returns on alternative long-duration assets being lower than the returns assumed in the valuation of our insurance contract liabilities.

Revenue in 1Q16 was US$7.3 billion, an increase of 17% compared with 1Q15.  Revenue before net realized and unrealized investment gains was US$3.2 billion, a decrease of 15% over 1Q15 primarily due to the impact of two reinsurance transactions.  We reinsured the remaining 10% of the fixed deferred annuity block during the quarter and the Closed Block in 3Q15.  In addition, we reported lower universal life premiums.

Premiums and deposits in 1Q16 were US$14.0 billion, an increase of 20% compared with 1Q15.  Premium and deposits for insurance products were US$1.5 billion, a decrease of 11% compared with 1Q15 primarily related to the items noted above. WAM deposits were US$12.7 billion, an increase of 31% compared with 1Q15 (10% excluding the acquired pension business).

Assets under management and administration as at March 31, 2016 were US$392.1 billion, up 12% from March 31, 2015. The New York Life acquisition and the Closed Block reinsurance transaction contributed a net US$45.3 billion and robust mutual fund net flows contributed an additional US$8.9 billion. These items were partially offset by the continued run-off of the in-force annuity business and mark-to-market changes.

Manulife Financial Corporation – First Quarter 2016

C4	Corporate and Other

(C$ millions, unless otherwise stated)	Quarterly Results
	1Q16	4Q15	1Q15
Net income (loss) attributed to shareholders(1)	$83	$(382)	$(141)
Core loss (excluding macro hedges and core investment gains)(2)	$(107)	$(85)	$(73)
Expected cost of macro hedges	(86)	(74)	(44)
Investment-related experience included in core earnings	-	-	-
Total core loss	$(193)	$(159)	$(117)
Revenue	$577	$(131)	$22
Premiums and deposits	3,235	6,000	3,043
Assets under management ($ billions)	65.3	71.6	59.9

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see section G1 “Performance and Non-GAAP measures” below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.

Corporate and Other reported net income attributed to shareholders of $83 million in 1Q16 compared with a net loss of $141 million in 1Q15. The net income (loss) attributed to shareholders is comprised of core loss and items excluded from core loss. The core loss of $193 million in 1Q16 compared with a core loss of $117 million in 1Q15; items excluded from core loss were gains of $276 million in 1Q16 compared with charges of $24 million in 1Q15.

The $76 million increase in core loss was largely due to higher than expected macro hedging costs from increased hedging activity, higher expenses related to strategic initiatives and the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars.

Of the $300 million favourable variance in items excluded from core loss $232 million related to realized gains on the sale of AFS bonds in 1Q16 compared with 1Q16.

Revenue in 1Q16 was $577 million compared with $22 million in 1Q15, driven primarily by higher pre-tax realized gains on the sale of AFS bonds.

Premiums and deposits in 1Q16 were $3.2 billion, an increase of 6% compared with $3.0 billion in 1Q15. These amounts relate primarily to Investment Division’s external asset management business.

Assets under management were $65.3 billion as at March 31, 2016 (March 31, 2015 – $59.9 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $69.7 billion (March 31, 2015 – $55.5 billion).

Manulife Financial Corporation – First Quarter 2016

D       PERFORMANCE BY BUSINESS LINE

D1	Additional information for Wealth and Asset Management

We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and allow for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), net flows, gross flows and assets under management and administration3.  Core EBITDA was selected as a key performance indicator for WAM businesses, as earnings before interest, taxes, depreciation and amortization (“EBITDA”) is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results
(C$ millions, unless otherwise stated)	1Q16	4Q15	1Q15
Core earnings	$140	$155	$148
Core EBITDA	285	302	296
Net flows	1,676	8,748	6,631
Gross flows	28,228	31,089	22,843
Assets under management ("AUM") (C$ billions)	417	434	394
Assets under management and administration ("AUMA") (C$ billions)	488	510	394

In 1Q16, we generated positive net flows despite challenging equity markets. Core earnings were $140 million, down from $148 million in 1Q15. The favourable impact of currency was offset by increased acquisition costs and strategic investments in the business. Core EBITDA was $285 million compared with $296 million in 1Q15.

D2	Additional information by business line

In addition to the WAM businesses, the two tables below include core earnings and assets under management and administration for our Other Wealth and Insurance business lines.  Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada4. Insurance includes all individual and group insurance businesses.

Core earnings by line of business

	Quarterly Results
(C$ millions)	1Q16	4Q15	1Q15
Wealth and Asset Management	$140	$155	$148
Insurance	604	558	475
Other Wealth	353	311	299
Corporate and Other(1)	(192)	(165)	(125)
Total core earnings	$905	$859	$797

(1)	Excludes Manulife Asset Management results that are included in WAM.

Assets under management and administration by line of business

As at	March 31,	December 31,	March 31,
(C$ billions)	2016	2015	2015
Wealth and Asset Management	$487.5	$510.5	$393.8
Insurance	245.6	246.1	242.1
Other Wealth	175.2	178.3	181.1
Corporate and Other	(4.4)	0.3	4.3
Total assets under management and administration	$903.9	$935.2	$821.3

1	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See “Performance and Non-GAAP measures” below.
2	Manulife Bank new loan volumes are no longer being reported as sales.

Manulife Financial Corporation – First Quarter 2016

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.

Core earnings by line of business by division

	Quarterly Results
(C$ millions)	1Q16	4Q15	1Q15
Wealth and Asset Management(1)
Asia	$38	$36	$42
Canada	39	35	30
U.S.	64	78	68
Corporate and Other(2)	(1)	6	8
Total Wealth and Asset Management	140	155	148
Insurance
Asia	249	222	184
Canada	172	202	113
U.S.	183	134	178
Total Insurance	604	558	475
Other Wealth(3)
Asia	84	76	53
Canada
Manulife Bank	30	27	34
Canada excluding Manulife Bank	97	88	84
Total Canada	127	115	118
U.S.	142	120	128
Total Other Wealth	353	311	299
Corporate and Other(4)	(192)	(165)	(125)
Total core earnings	$905	$859	$797

(1)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including:  mutual funds, group retirement and institutional asset management.

(2)	Corporate and Other results are net of internal allocations to other divisions.
(3)	Other Wealth includes variable and fixed annuities, single premium products sold in Asia, and Manulife Bank.
(4)	A portion of core earnings from Investment Division has been included in Wealth and Asset Management.

E       RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2015 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

E1	Regulatory updates

As noted in our 2015 annual report, OSFI will be implementing a revised approach to the regulatory capital framework in Canada, excluding required capital for segregated fund guarantees, in 2018. OSFI has stated they believe, in aggregate, that the Canadian life insurance industry has adequate financial resources (total assets) for its current risks. The draft guideline of the new framework issued on March 31, 2016 represents a work in progress and as such it is too early to determine the impact the final framework will have on the Company. However, as noted in our 2015 annual report, future regulatory capital changes could have a material adverse effect on the Company's regulatory capital.

The new Department of Labor rule issued on April 6, 2016 will expand the scope of advice that is subject to Employee Retirement Income Security Act (“ERISA”) fiduciary standards in the United States. The new rule, along with several new and amended prohibited transaction exemptions, has the potential to materially reshape the financial services industry and competitive landscape. The new rule could negatively impact Manulife operations in the United States, in the form of lower sales of wealth and asset management products, higher compliance costs in many of our businesses, increased risk of litigation, and margin compression as a result of one or more of these possibilities. The ultimate impact to us will be heavily influenced by reactions of our 3rd party distributors, who will be most directly impacted by the new rule and who will be modifying their business models, compensation practices and product shelves accordingly.

Manulife Financial Corporation – First Quarter 2016

E2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2015 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	March 31, 2016			December 31, 2015
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,109	$4,423	$1,691	$6,642	$4,909	$1,740
Guaranteed minimum withdrawal benefit	68,429	60,212	9,324	73,232	65,090	9,231
Guaranteed minimum accumulation benefit	20,135	23,669	84	19,608	23,231	72
Gross living benefits(2)	94,673	88,304	11,099	99,482	93,230	11,043
Gross death benefits(3)	12,764	12,070	1,630	13,693	13,158	1,704
Total gross of reinsurance	107,437	100,374	12,729	113,175	106,388	12,747
Living benefits reinsured	5,325	3,880	1,448	5,795	4,312	1,486
Death benefits reinsured	3,545	3,167	644	3,874	3,501	682
Total reinsured	8,870	7,047	2,092	9,669	7,813	2,168
Total, net of reinsurance	$98,567	$93,327	$10,637	$103,506	$98,575	$10,579

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2016 was $10,637 million (December 31, 2015 – $10,579 million) of which: US$6,318 million (December 31, 2015 – US$6,046 million) was on our U.S. business, $1,715 million (December 31, 2015 – $1,564 million) was on our Canadian business, US$278 million (December 31, 2015 – US$190 million) was on our Japan business and US$282 million (December 31, 2015 – US$277 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance was $10.6 billion at March 31, 2016 in line with December 31, 2015.

The policy liabilities established for variable annuity and segregated fund guarantees were $9,584 million at March 31, 2016 (December 31, 2015 - $7,469 million).  For non-dynamically hedged business, policy liabilities increased from $840 million at December 31, 2015 to $918 million at March 31, 2016. For the dynamically hedged business, the policy liabilities increased from $6,629 million at December 31, 2015 to $8,666 million at March 31, 2016.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2015 is primarily due to the impact of the decrease in swap rates in the U.S., Canada, and Japan on the dynamically hedged business.

Manulife Financial Corporation – First Quarter 2016

E3	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated

or on MLI’s MCCSR ratio will be as indicated.

E4	Publicly traded equity performance risk

As outlined in our 2015 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2015 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders and on MLI’s MCCSR ratio could be considerably more than shown. Refer to section F2 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Manulife Financial Corporation – First Quarter 2016

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at March 31, 2016
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,290)	$(3,270)	$(1,490)	$1,180	$2,050	$2,670
Asset based fees	(440)	(290)	(140)	140	290	440
General fund equity investments(5)	(980)	(650)	(330)	320	620	940
Total underlying sensitivity before hedging	(6,710)	(4,210)	(1,960)	1,640	2,960	4,050
Impact of macro and dynamic hedge assets(6)	4,950	3,050	1,400	(1,290)	(2,350)	(3,160)
Net potential impact on net income after impact of hedging	$(1,760)	$(1,160)	$(560)	$350	$610	$890

As at December 31, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(5,180)	$(3,140)	$(1,410)	$1,080	$1,860	$2,420
Asset based fees	(470)	(310)	(160)	160	310	470
General fund equity investments(5)	(1,030)	(680)	(340)	330	670	1,020
Total underlying sensitivity before hedging	(6,680)	(4,130)	(1,910)	1,570	2,840	3,910
Impact of macro and dynamic hedge assets(6)	4,750	2,920	1,360	(1,240)	(2,250)	(3,090)
Net potential impact on net income after impact of hedging	$(1,930)	$(1,210)	$(550)	$330	$590	$820

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F2 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
March 31, 2016	(13)	(8)	(5)	1	3	5
December 31, 2015	(14)	(7)	(4)	1	3	7

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.
As at March 31,
(C$ millions)	2016	2015
For variable annuity guarantee dynamic hedging strategy	$14,400	$11,400
For macro equity risk hedging strategy	5,200	3,000
Total	$19,600	$14,400

Manulife Financial Corporation – First Quarter 2016

E5	Interest rate and spread risk

As at March 31, 2016, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil, and to a 50 basis point increase in interest rates to be a benefit of nil, after rounding results to the nearest $100 million.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used to calculate our actuarial liabilities, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income attributed to shareholders of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The potential impact on net income attributed to shareholders does not include any future potential changes to the URR assumptions which are promulgated periodically by the Actuarial Standards Board (“ASB”), or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. Interest rates are currently lower than they were when the current URR assumptions were promulgated, and therefore, there may be a downward bias if the ASB were to update rates1.

The impact also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	March 31, 2016				December 31, 2015
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	700		(600)		600		(600)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(7)		4		(6)		4
From fair value changes in AFS fixed income assets held in surplus, if realized	4		(4)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)

The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 7 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2015 was primarily due to normal rebalancing as part of our interest risk hedging program.

1	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2016

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at (C$ millions)	March 31, 2016	December 31, 2015
Corporate spreads(4)
Increase 50 basis points	$700	$700
Decrease 50 basis points	(800)	(700)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

The $100 million increase in sensitivity to a 50 basis point decline in corporate spreads from December 31, 2015 was primarily due to interest rate movements in the U.S.

E6	Alternative long-duration asset (“ALDA”) performance risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)

As at	March 31, 2016		December 31, 2015
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,200	$(1,200)	$1,200
Private equities and other ALDA(6)	(1,100)	1,000	(1,100)	1,100
Alternative long-duration assets	$(2,300)	$2,200	$(2,300)	$2,300

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)
Net income impact does not consider any impact of the market correction on assumed future return assumptions. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(5)
Please refer to section F1 “Sensitivity of policy liabilities to updates and assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	A 10% market decline in oil and gas holdings, direct and indirect, would result in an estimated $100 million reduction in net income attributed to shareholders.

Manulife Financial Corporation – First Quarter 2016

F       ACCOUNTING MATTERS AND CONTROLS

F1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2015. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 69 to 79 of our 2015 Annual Report.

F2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
(C$ millions)	March 31, 2016		December 31,2015
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$600	$(600)	$600	$(600)
100 basis point change in future annual returns for ALDA(2)	2,900	(3,500)	3,000	(3,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2015 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2015 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual return assumptions for ALDA include market growth rates and annual income such as rent, production proceeds, dividends, etc.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.5% per annum in Canada and 17.5% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

Manulife Financial Corporation – First Quarter 2016

F3	Accounting and reporting changes

Topic	Effective date	Recognition/ Measurement/ Presentation	Impact/Expected Impact
IFRS 16 “Leases”	January 1, 2019	Recognition, measurement and presentation	Assessing the impact
Amendments to IAS 7 “Statement of Cash Flows”	January 1, 2017	Presentation	Not significant
Amendments to IAS 12 “Income Taxes”	January 1, 2017	Recognition	Not significant

F4	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2016	2015	2015	2015	2015	2014	2014	2014
Revenue
Premium income
Life and health insurance	$5,728	$5,331	$5,092	$4,708	$4,589	$4,305	$4,072	$3,786
Annuities and pensions	1,000	1,381	1,141	869	814	528	556	430
Premiums ceded, net of ceded commission and additional consideration relating to Closed Block reinsurance transaction	-	-	(7,996)	-	-	-	-	-
Net premium income	6,728	6,712	(1,763)	5,577	5,403	4,833	4,628	4,216
Investment income	3,300	2,899	2,708	3,216	2,642	2,664	2,602	2,809
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	8,862	(1,916)	3,672	(10,161)	5,343	6,182	1,561	4,093
Other revenue	2,829	2,694	2,487	2,491	2,426	2,301	2,207	2,108
Total revenue	$21,719	$10,389	$7,104	$1,123	$15,814	$15,980	$10,998	$13,226
Income (loss) before income taxes	$1,353	$136	$988	$650	$844	$724	$1,392	$1,211
Income tax (expense) recovery	(298)	76	(316)	28	(116)	(17)	(287)	(234)
Net income	$1,055	$212	$672	$678	$728	$707	$1,105	$977
Net income attributed to shareholders	$1,045	$246	$622	$600	$723	$640	$1,100	$943
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$905	$859	$870	$902	$797	$713	$755	$701
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience in excess of amounts included in core earnings	(340)	(361)	(169)	77	(77)	(403)	320	217
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	474	(29)	232	(309)	13	377	70	55
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	(52)	-	-	12	-	24	-
Change in actuarial methods and assumptions	12	(97)	(285)	(47)	(22)	(59)	(69)	(30)
Integration and acquisition costs	(14)	(39)	(26)	(54)	(30)	12	-	-
Tax-related items and other	8	(35)	-	31	30	-	-	-
Net income attributed to shareholders	$1,045	$246	$622	$600	$723	$640	$1,100	$943
Basic earnings per common share	$0.51	$0.11	$0.30	$0.29	$0.36	$0.33	$0.58	$0.49
Diluted earnings per common share	$0.51	$0.11	$0.30	$0.29	$0.36	$0.33	$0.57	$0.49
Segregated funds deposits	$8,693	$8,324	$8,401	$7,790	$8,270	$6,240	$5,509	$5,587
Total assets (in billions)	$697	$705	$683	$659	$689	$579	$555	$536
Weighted average common shares (in millions)	1,972	1,972	1,971	1,971	1,936	1,864	1,859	1,854
Diluted weighted average common shares (in millions)	1,976	1,977	1,977	1,992	1,959	1,887	1,883	1,878
Dividends per common share	$0.185	$0.170	$0.170	$0.170	$0.155	$0.155	$0.155	$0.13
CDN$ to US$1 - Statement of Financial Position	1.2970	1.3841	1.3394	1.2473	1.2682	1.1601	1.1208	1.0676
CDN$ to US$1 - Statement of Income	1.3724	1.3360	1.3089	1.2297	1.2399	1.1356	1.0890	1.0905

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
For explanations of other items, see “Q1 earnings analysis” table in section B “Financial Highlights” and for an operating segment split of these items see the 8 quarter trend tables in section G3 “Performance and Non-GAAP Measures” which reconcile net income attributed to shareholders to core earnings.

Manulife Financial Corporation – First Quarter 2016

F5	Other

No changes were made in our internal control over financial reporting during the three months ended March 31, 2016, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

G       OTHER

G1	Quarterly dividend

On May 4, 2016, our Board of Directors approved a quarterly shareholders’ dividend of $0.185 per share on the common shares of MFC, payable on and after June 20, 2016 to shareholders of record at the close of business on May 17, 2016.

The Board of Directors also approved that, in respect of MFC’s June 20, 2016 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2016 to shareholders of record at the close of business on May 17, 2016.

Class A Shares Series 2 – $0.29063 per share
Class A Shares Series 3 – $0.28125 per share
Class 1 Shares Series 3 – $0.2625 per share
Class 1 Shares Series 5 – $0.275 per share
Class 1 Shares Series 7 – $0.2875 per share
Class 1 Shares Series 9 – $0.275 per share
Class 1 Shares Series 11 – $0.25 per share
Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 21 – $0.441096 per share

G2	Outstanding shares – selected information

Common Shares
As at April 29, 2016 MFC had 1,972,338,010 million common shares outstanding.

G3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization (“Core EBITDA”); Constant Currency Basis; Mutual Funds Assets under Management; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; Embedded Value; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain.
4.	Policyholder experience gains or losses.

Manulife Financial Corporation – First Quarter 2016

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.
6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.  This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax-related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:
▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.
▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.
▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.	Changes in actuarial methods and assumptions.
5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2016

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Core earnings (loss)
Asia Division	$371	$334	$338	$283	$279	$260	$273	$231
Canadian Division	338	352	336	303	261	224	243	232
U.S. Division	389	332	375	385	374	338	342	329
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(107)	(85)	(66)	(74)	(73)	(112)	(107)	(92)
Expected cost of macro hedges	(86)	(74)	(62)	(46)	(44)	(47)	(46)	(49)
Investment-related experience included in core earnings	-	-	(51)	51	-	50	50	50
Total core earnings	905	859	870	902	797	713	755	701
Investment-related experience outside of core earnings	(340)	(361)	(169)	77	(77)	(403)	320	217
Core earnings plus investment-related experience outside of core earnings	565	498	701	979	720	310	1,075	918
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	474	(29)	232	(309)	13	377	70	55
Recapture of reinsurance treaties	-	(52)	-	-	12	-	24	-
Change in actuarial methods and assumptions	12	(97)	(285)	(47)	(22)	(59)	(69)	(30)
Integration and acquisition costs	(14)	(39)	(26)	(54)	(30)	12	-	-
Tax-related items	1	2	-	31	30	-	-	-
Other items	7	(37)	-	-	-	-	-	-
Net income attributed to shareholders	$1,045	$246	$622	$600	$723	$640	$1,100	$943
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(150)	$77	$(419)	$28	$15	$(142)	$(35)	$66
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	407	(97)	647	(362)	13	533	165	22
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	217	(9)	4	25	(15)	(14)	(15)	(8)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-	-	-	-	-	-	(45)	(25)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$474	$(29)	$232	$(309)	$13	$377	$70	$55

Asia Division

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Asia Division core earnings	$371	$334	$338	$283	$279	$260	$273	$231
Investment-related experience outside of core earnings	(20)	(3)	21	7	-	(2)	27	18
Core earnings plus investment-related experience outside of core earnings	351	331	359	290	279	258	300	249
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(238)	76	(248)	15	(17)	78	32	88
Tax-related items	10	2	-	(2)	20	-	-	-
Integration and acquisition costs	(2)	-	-	-	-	-	-	-
Net income attributed to shareholders(1)	$121	$409	$111	$303	$282	$336	$332	$337

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – First Quarter 2016

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Canadian Division core earnings	$338	$352	$336	$303	$261	$224	$243	$232
Investment-related experience outside of core earnings	(78)	(180)	(144)	14	(81)	(199)	19	46
Core earnings plus investment-related experience outside of core earnings	260	172	192	317	180	25	262	278
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	346	(201)	97	(114)	(65)	48	-	(11)
Recapture of reinsurance treaty and tax-related items	-	(52)	-	1	12	-	24	-
Integration and acquisition costs	(6)	(23)	(13)	(14)	(9)	-	-	-
Net income (loss) attributed to shareholders(1)	$600	$(104)	$276	$190	$118	$73	$286	$267

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
U.S. Division core earnings	$389	$332	$375	$385	$374	$338	$342	$329
Investment-related experience outside of core earnings	(233)	(146)	(34)	64	(9)	(154)	319	206
Core earnings plus investment-related experience outside of core earnings	156	186	341	449	365	184	661	535
Other items to reconcile core earnings to net income (loss) attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	82	142	174	(251)	99	322	18	24
Integration and acquisition costs	(4)	(5)	(8)	(32)	-	-	-	-
Other items	7	-	-	-	-	-	-	-
Net income attributed to shareholders(1)	$241	$323	$507	$166	$464	$506	$679	$559

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(107)	$(85)	$(66)	$(74)	$(73)	$(112)	$(107)	$(92)
Expected cost of macro hedges	(86)	(74)	(62)	(46)	(44)	(47)	(46)	(49)
Investment-related experience included in core earnings	-	-	(51)	51	-	50	50	50
Total core loss	(193)	(159)	(179)	(69)	(117)	(109)	(103)	(91)
Investment-related experience outside of core earnings	(9)	(32)	(12)	(8)	13	(48)	(45)	(53)
Core loss plus investment-related experience outside of core earnings	(202)	(191)	(191)	(77)	(104)	(157)	(148)	(144)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	284	(46)	209	41	(4)	(71)	20	(46)
Changes in actuarial methods and assumptions	12	(97)	(285)	(47)	(22)	(59)	(69)	(30)
Integration and acquisition Costs	(2)	(11)	(5)	(8)	(21)	12	-	-
Tax-related items	(9)	-	-	32	10	-	-	-
Other items	-	(37)	-	-	-	-	-	-
Net income (loss) attributed to shareholders(1)	$83	$(382)	$(272)	$(59)	$(141)	$(275)	$(197)	$(220)

(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions.  The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – First Quarter 2016

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 1Q16.

Mutual Funds assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits
	Quarterly Results
(C$ millions)	1Q16	4Q15	1Q15
Net premium income and investment contract deposits	$6,768	$6,740	$5,477
Deposits from policyholders	8,038	7,740	7,621
Mutual fund deposits	17,812	18,361	13,188
Institutional advisory account deposits	3,213	5,972	3,024
ASO premium equivalents	868	833	837
Group Benefits ceded premiums	1,034	1,051	1,202
Other fund deposits	144	140	137
Total premiums and deposits	37,877	40,837	31,486
Currency impact	-	907	2,284
Constant currency premiums and deposits	$37,877	$41,744	$33,770

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company.  It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration

As at
(C$ millions)	March 31, 2016	December 31, 2015	March 31, 2015
Total invested assets	$308,450	$309,267	$308,680
Segregated funds net assets	298,684	313,249	312,302
Assets under management per financial statements	607,134	622,516	620,982
Mutual funds	151,087	160,020	139,750
Institutional advisory accounts (excluding segregated funds)	67,527	68,940	52,712
Other funds	7,674	7,552	7,901
Total assets under management	833,422	859,028	821,345
Other assets under administration	70,437	76,148	-
Currency impact	-	(33,705)	13,878
Constant currency assets under management and administration	$903,859	$901,471	$835,223

Manulife Financial Corporation – First Quarter 2016

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital

As at
(C$ millions)	March 31, 2016	December 31, 2015	March 31, 2015
Total equity	$41,351	$41,938	$39,435
Add AOCI loss on cash flow hedges	380	264	280
Add liabilities for preferred shares and capital instruments	7,653	7,695	6,647
Total capital	$49,384	$49,897	$46,362

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured.  Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management

	Quarterly Results
(C$ millions, unaudited)	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14
Core EBITDA	$285	$302	$312	$314	$296	$255	$257	$245
Amortization of deferred acquisition costs and other depreciation	85	84	84	82	77	63	59	58
Amortization of deferred sales commissions	29	22	27	27	30	22	21	23
Core earnings before income taxes	171	196	201	205	189	170	177	164
Core income tax (expense) recovery	(31)	(41)	(34)	(45)	(41)	(41)	(48)	(35)
Core earnings	$140	$155	$167	$160	$148	$129	$129	$129

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt, and pension liabilities, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife’s WAM businesses and Manulife Bank. EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin is calculated as NBV divided by annualized premium equivalents (“APE”) excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products.  Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management businesses and Manulife Bank. The NBV margin is a useful metric to help understand the profitability of our new business.

Manulife Financial Corporation – First Quarter 2016

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For Asia, annualized premium equivalent (“APE”) sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and other wealth products.

Other Wealth sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a new business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

G4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the potential impact of the new Department of Labour rule on our operations in the United States.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with

Manulife Financial Corporation – First Quarter 2016

Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life’s Retirement Plan Services business, and Standard Chartered’s MPF and Occupational and Retirement Schemes Ordinance ("ORSO") businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life’s Retirement Plan Services business, and Standard Chartered’s MPF and ORSO businesses; the disruption of or changes to key elements of the Company’s system or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – First Quarter 2016

Consolidated Statements of Financial Position

As at
(Canadian $ in millions, unaudited)	March 31, 2016	December 31, 2015
Assets
Cash and short-term securities	$17,864	$17,885
Debt securities	161,425	157,827
Public equities	16,641	16,983
Mortgages	42,987	43,818
Private placements	26,224	27,578
Policy loans	7,298	7,673
Loans to Bank clients	1,822	1,778
Real estate	14,870	15,347
Other invested assets	19,319	20,378
Total invested assets (note 4)	308,450	309,267
Other assets
Accrued investment income	2,138	2,275
Outstanding premiums	813	878
Derivatives (note 5)	34,432	24,272
Reinsurance assets	33,017	35,426
Deferred tax assets	3,724	4,067
Goodwill and intangible assets	9,624	9,384
Miscellaneous	6,469	5,825
Total other assets	90,217	82,127
Segregated funds net assets (note 14)	298,684	313,249
Total assets	$697,351	$704,643
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 6)	$286,514	$287,059
Investment contract liabilities (note 6)	3,253	3,497
Deposits from Bank clients	18,135	18,114
Derivatives (note 5)	20,618	15,050
Deferred tax liabilities	1,507	1,235
Other liabilities	15,588	14,953
	345,615	339,908
Long-term debt (note 8)	4,048	1,853
Capital instruments (note 9)	7,653	7,695
Segregated funds net liabilities (note 14)	298,684	313,249
Total liabilities	656,000	662,705
Equity
Preferred shares (note 10)	3,110	2,693
Common shares (note 10)	22,804	22,799
Contributed surplus	286	277
Shareholders' retained earnings	9,074	8,398
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(503)	(521)
Available-for-sale securities	452	345
Cash flow hedges	(380)	(264)
Translation of foreign operations and real estate revaluation surplus	5,706	7,432
Total shareholders' equity	40,549	41,159
Participating policyholders' equity	171	187
Non-controlling interests	631	592
Total equity	41,351	41,938
Total liabilities and equity	$697,351	$704,643
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation - First Quarter 2016

Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2016	2015
Revenue
Premium income
Gross premiums	$9,118	$7,389
Premiums ceded to reinsurers	(2,390)	(1,986)
Net premiums	6,728	5,403
Investment income (note 4)
Investment income	3,300	2,642
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	8,862	5,343
Net investment income	12,162	7,985
Other revenue	2,829	2,426
Total revenue	21,719	15,814
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 6)	6,498	6,049
Change in insurance contract liabilities	12,158	7,443
Change in investment contract liabilities	(57)	46
Benefits and expenses ceded to reinsurers	(2,056)	(1,602)
Change in reinsurance assets	129	(339)
Net benefits and claims	16,672	11,597
General expenses	1,637	1,384
Investment expenses	385	381
Commissions	1,381	1,202
Interest expense	201	316
Net premium taxes	90	90
Total contract benefits and expenses	20,366	14,970
Income before income taxes	1,353	844
Income tax expense	(298)	(116)
Net income	$1,055	$728
Net income (loss) attributed to:
Non-controlling interests	$26	$23
Participating policyholders	(16)	(18)
Shareholders	1,045	723
	$1,055	$728
Net income attributed to shareholders	$1,045	$723
Preferred share dividends	(29)	(29)
Common shareholders' net income	$1,016	$694
Earnings per share
Basic earnings per common share (note 10)	$0.51	$0.36
Diluted earnings per common share (note 10)	0.51	0.36
Dividends per common share	0.185	0.155
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2016

Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2016	2015
Net income	$1,055	$728
Other comprehensive income ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(1,932)	2,668
Net investment hedges	206	(87)
Available-for-sale financial securities:
Unrealized gains arising during the period	355	413
Reclassification of net realized gains and impairments to net income	(247)	(30)
Cash flow hedges:
Unrealized losses arising during the period	(119)	(72)
Reclassification of realized losses to net income	3	3
Share of other comprehensive loss of associates	(1)	-
Total items that may be subsequently reclassified to net income	(1,735)	2,895
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	18	(19)
Real estate revaluation reserve	-	2
Total items that will not be reclassified to net income	18	(17)
Other comprehensive income (loss), net of tax	(1,717)	2,878
Total comprehensive income (loss), net of tax	$(662)	$3,606
Total comprehensive income (loss) attributed to:
Non-controlling interests	$26	$25
Participating policyholders	(16)	(17)
Shareholders	(672)	3,598

Income Taxes included in Other Comprehensive Income (Loss)

For the three months ended March 31,
(Canadian $ in millions)	2016	2015
Income tax expense (recovery) on
Unrealized foreign exchange gains/losses on translation of foreign operations	$(2)	$3
Unrealized foreign exchange gains/losses on net investment hedges	75	(31)
Unrealized gains/losses on available-for-sale financial securities	170	120
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(89)	(7)
Unrealized gains/losses on cash flow hedges	(44)	(38)
Reclassification of realized gains/losses to net income on cash flow hedges	2	1
Change in pension and other post-employment plans	10	(11)
Real estate revaluation reserve	-	1
Total income tax expense	$122	$38
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2016

Consolidated Statements of Changes in Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2016	2015
Preferred shares
Balance, beginning of period	$2,693	$2,693
Issued during the period (note 10)	425	-
Issuance costs, net of tax	(8)	-
Balance, end of period	3,110	2,693
Common shares
Balance, beginning of period	22,799	20,556
Issued on exercise of stock options	5	6
Issued in exchange of subscription receipts	-	2,206
Balance, end of period	22,804	22,768
Contributed surplus
Balance, beginning of period	277	267
Exercise of stock options and deferred share units	(1)	(1)
Stock option expense	10	9
Balance, end of period	286	275
Shareholders' retained earnings
Balance, beginning of period	8,398	7,624
Net income attributed to shareholders	1,045	723
Preferred share dividends	(29)	(29)
Common share dividends	(340)	(295)
Balance, end of period	9,074	8,023
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,992	2,166
Change in actuarial gains (losses) on pension and other post-employment plans	18	(19)
Change in unrealized foreign exchange gains (losses) of net foreign operations	(1,726)	2,581
Change in unrealized gains (losses) on available-for-sale financial securities	108	381
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(116)	(69)
Change in real estate revaluation reserve	-	1
Share of other comprehensive loss of associates	(1)	-
Balance, end of period	5,275	5,041
Total shareholders' equity, end of period	40,549	38,800
Participating policyholders' equity
Balance, beginning of period	187	156
Net loss attributed to participating policyholders	(16)	(18)
Other comprehensive income attributed to policyholders	-	1
Balance, end of period	171	139
Non-controlling interests
Balance, beginning of period	592	464
Net income attributed to non-controlling interests	26	23
Other comprehensive income attributed to non-controlling interests	-	2
Contributions, net	13	7
Balance, end of period	631	496
Total equity, end of period	$41,351	$39,435
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2016

Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2016	2015
Operating activities
Net income	$1,055	$728
Adjustments:
Increase in insurance contract liabilities	12,158	7,443
Increase (decrease) in investment contract liabilities	(57)	46
(Increase) decrease in reinsurance assets	129	(339)
Amortization of premium/ discount on invested assets	21	13
Other amortization	137	132
Net realized and unrealized gains and impairment on assets	(9,914)	(5,027)
Deferred income tax expense	410	8
Stock option expense	10	9
Cash provided by operating activities before undernoted item	3,949	3,013
Changes in policy related and operating receivables and payables	(1,248)	(947)
Cash provided by operating activities	2,701	2,066
Investing activities
Purchases and mortgage advances	(23,519)	(18,574)
Disposals and repayments	18,138	15,687
Change in investment broker net receivables and payables	160	(192)
Net cash decrease from purchase of subsidiaries and businesses	(11)	(3,434)
Cash used in investing activities	(5,232)	(6,513)
Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	820	-
Issue of long-term debt, net	2,246	-
Redemption of long-term debt (note 8)	(8)	-
Issue of capital instruments, net (note 9)	-	746
Funds repaid, net	(2)	(2)
Secured borrowing from securitization transactions	149	100
Changes in deposits from Bank clients, net	75	125
Shareholders' dividends paid in cash	(394)	(335)
Contributions from non-controlling interests, net	13	7
Common shares issued, net	5	6
Preferred shares issued, net (note 10)	417	-
Cash provided by financing activities	3,321	647
Cash and short-term securities
Increase (decrease) during the period	790	(3,800)
Effect of foreign exchange rate changes on cash and short-term securities	(637)	1,128
Balance, beginning of period	17,002	20,437
Balance, end of period	17,155	17,765
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	17,885	21,079
Net payments in transit, included in other liabilities	(883)	(642)
Net cash and short-term securities, beginning of period	17,002	20,437
End of period
Gross cash and short-term securities	17,864	18,589
Net payments in transit, included in other liabilities	(709)	(824)
Net cash and short-term securities, end of period	$17,155	$17,765
Supplemental disclosures on cash flow information
Interest received	$2,683	$2,218
Interest paid	165	281
Income taxes paid	134	319
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2016

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, included on pages 107 to 182 of the Company’s 2015 Annual Report, as well as the disclosures on risk in the shaded area of sections E2 to E6 of the first quarter 2016 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2016 were authorized for issue by MFC’s Board of Directors on May 5, 2016.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting policy

(I)	Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”
Effective January 1, 2016, the Company adopted amendments to IFRS 11 “Joint Arrangements” which were issued in May 2014. These amendments were applied prospectively. The amendments clarify that an acquisition of a joint interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3 “Business Combinations”. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(II)	Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”
Effective January 1, 2016, the Company adopted the amendments issued to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” which were issued in May 2014. These amendments were applied prospectively. The amendments clarified that depreciation or amortization of assets accounted for under these two standards should reflect a pattern of consumption of the assets rather than reflect economic benefits expected to be generated from the assets. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(III)	Amendments to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment”
Effective January 1 2016, the Company adopted the amendments to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment” which were issued in June 2014. These amendments were applied retrospectively.  These amendments require that “bearer plants” (that is, plants used in the production of agricultural produce and not intended to be sold as a living plant except for incidental scrap sales) should be considered as property, plant and equipment in the scope of IAS 16 and should be measured either at cost or revalued amount with changes recognized in OCI. Previously these plants were in the scope of IAS 41 and were measured at fair value less cost to sell. These amendments only apply to the accounting requirements of a bearer plant and not agricultural land properties. The Company chose to carry bearer plants at cost. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(IV)	Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities”, and IAS 28 “Investments in Associates and Joint Ventures”
Effective January 1, 2016, the Company adopted amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 "Disclosure of Interests in Other Entities", and IAS 28 “Investments in Associates and Joint Ventures” which were issued in December 2014. These amendments were applied retrospectively. The amendments clarify the requirements when applying the investment entities consolidation exception. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2016

(V)	Annual Improvements 2012 – 2014 Cycle
Effective January 1, 2016, the Company adopted the amendments issued within the 2012-2014 Cycle of the Annual Improvements project issued by the IASB in September 2014. There are various minor amendments which are effective as of this quarter, with some amendments to be applied prospectively and others to be applied retrospectively. Adoption of these amendments did not have significant impact on the Company’s Consolidated Financial Statements.

(VI)	Amendments to IAS 1 “Presentation of Financial Statements”
Effective January 1, 2016, the Company adopted amendments to IAS 1 “Presentation of Financial Statements” which were issued in December 2014. The amendments clarify existing requirements relating to materiality and aggregation, along with presentation of subtotals in the financial statements. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(b)	Future accounting and reporting changes

(I)	IFRS 16 Leases
IFRS 16 “Leases” was issued in January 2016 and is effective for years beginning on or after January 1, 2019, to be applied retrospectively or on a modified retrospective basis. It will replace IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (“lessee”) and the supplier (“lessor”). The standard brings most leases on-balance sheet for lessees under a single model, eliminating the previous classifications of operating and finance leases. The only exemption to this treatment is for lease contracts with duration of less than one year. The on-balance sheet treatment will result in the grossing up of the balance sheet due to right-of-use assets being recognized with offsetting liabilities. Lessor accounting will remain largely unchanged with previous classifications of operating and finance leases being maintained. The Company is assessing the impact of this standard.

(II)	Amendments to IAS 7 “Statement of Cash Flows”
Amendments to IAS 7 “Statement of Cash Flows” were issued in January 2016 are effective for annual periods beginning on or after January 1, 2017 and to be applied prospectively.  These amendments require companies to provide information about changes in their financing liabilities.  Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

(III)	Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” were issued in January 2016 are effective for years beginning on or after January 1, 2017 and to be applied retrospectively. The amendments clarify recognition of deferred tax assets relating to unrealized losses on debt instruments measured at fair value.  A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity.  The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable.  In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset’s carrying amount where probable. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Note 3	Acquisition

Retirement plan services business of New York Life
On April 14, 2015, the Company completed the acquisition of New York Life’s (“NYL”) Retirement Plan Services (“RPS”) business.  The consideration for the purchase of the RPS business included the assumption by NYL of the Company’s in-force participating life insurance closed block (“Closed Block”) through net 60% reinsurance agreements, effective July 1, 2015.

The Company has completed its comprehensive evaluation of the purchase price allocation. The allocation remains unchanged from the allocation disclosed in the 2015 Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2016

Note 4	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at March 31, 2016	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$499	$14,194	$3,171	$17,864	$17,864
Debt securities(5)
Canadian government and agency	17,722	5,400	-	23,122	23,122
U.S. government and agency	15,533	13,456	-	28,989	28,989
Other government and agency	19,155	1,728	-	20,883	20,883
Corporate	80,480	4,795	-	85,275	85,275
Mortgage/asset-backed securities	2,860	296	-	3,156	3,156
Public equities	14,454	2,187	-	16,641	16,641
Mortgages	-	-	42,987	42,987	44,918
Private placements	-	-	26,224	26,224	28,368
Policy loans	-	-	7,298	7,298	7,298
Loans to Bank clients	-	-	1,822	1,822	1,828
Real estate
Own use property	-	-	1,309	1,309	2,398
Investment property	-	-	13,561	13,561	13,561
Other invested assets
Alternative long-duration assets(6)	8,713	88	6,649	15,450	15,746
Various other	158	-	3,711	3,869	3,869
Total invested assets	$159,574	$42,144	$106,732	$308,450	$313,916

As at December 31, 2015	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$574	$13,548	$3,763	$17,885	$17,885
Debt securities(5)
Canadian government and agency	16,965	4,318	-	21,283	21,283
U.S. government and agency	15,964	12,688	-	28,652	28,652
Other government and agency	17,895	1,688	-	19,583	19,583
Corporate	80,269	4,925	-	85,194	85,194
Mortgage/asset-backed securities	2,797	318	-	3,115	3,115
Public equities	14,689	2,294	-	16,983	16,983
Mortgages	-	-	43,818	43,818	45,307
Private placements	-	-	27,578	27,578	29,003
Policy loans	-	-	7,673	7,673	7,673
Loans to Bank clients	-	-	1,778	1,778	1,782
Real estate
Own use property	-	-	1,379	1,379	2,457
Investment property	-	-	13,968	13,968	13,968
Other invested assets
Alternative long-duration assets(6)	8,952	76	7,253	16,281	16,261
Various other	163	-	3,934	4,097	4,097
Total invested assets	$158,268	$39,855	$111,144	$309,267	$313,243

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases.
(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,069 (December 31, 2015 – $4,796) cash equivalents with maturities of less than 90 days at acquisition amounting to $10,624 (December 31, 2015 – $9,326) and cash of $3,171 (December 31, 2015 – $3,763).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $657 and $165, respectively (December 31, 2015 – $905 and $39, respectively).
(6)
Includes investments in private equity of $3,743, power and infrastructure of $5,127, oil and gas of $1,593, timber and agriculture sectors of $4,569 and various other invested assets of $418 (December 31, 2015 – $3,754,  $5,260,  $1,740, $5,092 and $435, respectively).

Manulife Financial Corporation - First Quarter 2016

(b)	Investment income

For the three months ended March 31,	2016	2015
Interest income	$2,658	$2,485
Dividend, rental and other income	424	319
Net recoveries (impairments and provisions)	(131)	(170)
Other	349	8
	3,300	2,642
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	3,979	2,683
Public equities	(2)	451
Mortgages	27	27
Private placements	(25)	(36)
Real estate	32	429
Other invested assets	(39)	230
Derivatives, including macro equity hedging program	4,890	1,559
	8,862	5,343
Total investment income	$12,162	$7,985

(c)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), as well as through a HELOC securitization program.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows:

As at March 31, 2016	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$1,500	$8	$1,508	$1,500
CMB securitization	586	-	586	585
Total	$2,086	$8	$2,094	$2,085

As at March 31, 2015	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$1,500	$8	$1,508	$1,500
CMB securitization	436	-	436	436
Total	$1,936	$8	$1,944	$1,936

(1)
Manulife Bank of Canada (the “Bank”), a MFC subsidiary, securitizes a portion of its HELOC receivables through Platinum Canadian Mortgage Trust, which funds the purchase of the co-ownership interests from the Bank by issuing term notes collateralized by the underlying pool of the Canada Mortgage and Housing Corporation (CMHC) insured HELOCs to institutional investors.  The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)
The secured borrowing liabilities primarily comprise of Series 2011-1 notes with a floating rate which are expected to mature on December 15, 2021. Manulife Bank also securitizes insured amortizing mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by CMHC. Manulife Bank participates in the Canada Mortgage Bond (CMB) program by selling NHA MBS securities to Canada Housing Trust (CHT), as a source of fixed rate funding.

As at March 31, 2016, fair value of the securitized assets and associated liabilities were $2,120 and $2,091, respectively (December 31, 2015 – $1,964 and $1,937, respectively).

Manulife Financial Corporation - First Quarter 2016

(d)	Fair value measurement

The following tables present fair value of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by hierarchy.

As at March 31, 2016	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$499	$-	$499	$-
AFS	14,194	-	14,194	-
Other	3,171	3,171	-	-
Debt securities(1)
FVTPL
Canadian government and agency	17,722	-	15,962	1,760
U.S. government and agency	15,533	-	14,653	880
Other government and agency	19,155	-	18,734	421
Corporate	80,480	2	76,732	3,746
Residential mortgage/asset-backed securities	20	-	10	10
Commercial mortgage/asset-backed securities	686	-	239	447
Other securitized assets	2,154	-	2,099	55
AFS
Canadian government and agency	5,400	-	5,238	162
U.S. government and agency	13,456	-	13,443	13
Other government and agency	1,728	-	1,681	47
Corporate	4,795	-	4,506	289
Residential mortgage/asset-backed securities	43	-	37	6
Commercial mortgage/asset-backed securities	114	-	43	71
Other securitized assets	139	-	134	5
Public equities
FVTPL	14,454	14,452	1	1
AFS	2,187	2,185	2	-
Real estate - investment property(2)	13,561	-	-	13,561
Other invested assets(3)	12,582	-	-	12,582
Segregated funds net assets(4)	298,684	262,954	31,046	4,684
Total	$520,757	$282,764	$199,253	$38,740

Manulife Financial Corporation - First Quarter 2016

As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$574	$-	$574	$-
AFS	13,548	-	13,548	-
Other	3,763	3,763	-	-
Debt securities(1)
FVTPL
Canadian government and agency	16,965	-	15,299	1,666
U.S. government and agency	15,964	-	15,119	845
Other government and agency	17,895	-	17,483	412
Corporate	80,269	2	76,296	3,971
Residential mortgage/asset-backed securities	27	-	12	15
Commercial mortgage/asset-backed securities	718	-	207	511
Other securitized assets	2,052	-	2,004	48
AFS
Canadian government and agency	4,318	-	4,165	153
U.S. government and agency	12,688	-	12,675	13
Other government and agency	1,688	-	1,645	43
Corporate	4,925	-	4,607	318
Residential mortgage/asset-backed securities	49	-	41	8
Commercial mortgage/asset-backed securities	123	-	27	96
Other securitized assets	146	-	141	5
Public equities
FVTPL	14,689	14,686	2	1
AFS	2,294	2,292	2	-
Real estate - investment property(2)	13,968	-	-	13,968
Other invested assets(3)	12,977	-	-	12,977
Segregated funds net assets(4)	313,249	277,779	30,814	4,656
Total	$532,889	$298,522	$194,661	$39,706

(1)
The debt securities included in Level 3 consist primarily of maturities greater than 30 years for which the Treasury yield curve is not observable and is extrapolated, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)
For investment property, the significant unobservable inputs are capitalization rates (ranging from 3.75% to 9.4% during the period and ranging from 3.8% to 9.50% for the year 2015) and terminal capitalization rates (ranging from 4.2% to 9.25% during the period and ranging from 4.5% to 9.75% during the year 2015). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9.63% to 16.0% (for the year ended December 31, 2015 – ranged from 10.0% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2015 – ranged from 5.00% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(4)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation - First Quarter 2016

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at March 31, 2016	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$42,987	$44,918	$-	$-	$44,918
Private placements	26,224	28,368	-	23,094	5,274
Policy loans	7,298	7,298	-	7,298	-
Loans to Bank clients	1,822	1,828	-	1,828	-
Real estate - own use property	1,309	2,398	-	-	2,398
Other invested assets(1)	6,737	7,033	-	-	7,033
Total invested assets disclosed at fair value	$86,377	$91,843	$-	$32,220	$59,623

As at December 31, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$43,818	$45,307	$-	$-	$45,307
Private placements	27,578	29,003	-	23,629	5,374
Policy loans	7,673	7,673	-	7,673	-
Loans to Bank clients	1,778	1,782	-	1,782	-
Real estate - own use property	1,379	2,457	-	-	2,457
Other invested assets(1)	7,401	7,381	-	-	7,381
Total invested assets disclosed at fair value	$89,627	$93,603	$-	$33,084	$60,519

(1)
Other invested assets disclosed at fair value include $3,353 (December 31, 2015 - $3,549) of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three months ended March 31, 2016 and 2015, the Company had nil transfers from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had nil transfers from Level 2 to Level 1 during the three months ended March 31, 2016 and 2015.

For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the three months ended March 31, 2016 and 2015. The Company had no transfers from Level 2 to Level 1 for the three months ended March 31, 2016 and 2015.

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies the fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation - First Quarter 2016

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2016 and 2015:

For the three months ended March 31, 2016	Balance as at January 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at March 31, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,666	$70	$-	$42	$-	$-	$-	$(17)	$(1)	$1,760	$59
U.S. government & agency	845	51	-	39	-	-	-	-	(55)	880	52
Other government & agency	412	17	-	2	(6)	(4)	-	(1)	1	421	17
Corporate	3,971	106	-	109	(75)	(4)	-	(281)	(80)	3,746	102
Residential mortgage/ asset-backed securities	15	-	-	-	(3)	(1)	-	-	(1)	10	-
Commercial mortgage/ asset-backed securities	511	3	-	37	(14)	(2)	-	(61)	(27)	447	2
Other securitized assets	48	1	-	10	-	(2)	-	-	(2)	55	1
	7,468	248	-	239	(98)	(13)	-	(360)	(165)	7,319	233
AFS
Canadian government & agency	153	17	(9)	-	-	-	-	-	1	162	-
U.S. government & agency	13	-	1	-	-	-	-	-	(1)	13	-
Other government & agency	43	-	2	2	(1)	-	-	-	1	47	-
Corporate	318	2	(1)	7	(5)	(2)	-	(29)	(1)	289	-
Residential mortgage/ asset-backed securities	8	-	-	-	(1)	-	-	-	(1)	6	-
Commercial mortgage/ asset-backed securities	96	-	1	1	-	-	-	(23)	(4)	71	-
Other securitized assets	5	1	1	-	-	(2)	-	-	-	5	-
	636	20	(5)	10	(7)	(4)	-	(52)	(5)	593	-
Public equities
FVTPL	1	-	-	-	-	-	-	-	-	1	-
	1	-	-	-	-	-	-	-	-	1	-
Real estate - investment property	13,968	23	-	150	(7)	-	-	-	(573)	13,561	22
Other invested assets	12,977	(19)	1	458	(19)	(147)	-	-	(669)	12,582	(3)
	26,945	4	1	608	(26)	(147)	-	-	(1,242)	26,143	19
Segregated funds net assets	4,656	-	-	211	(46)	(10)	43	(4)	(166)	4,684	4
Total	$39,706	$272	$(4)	$1,068	$(177)	$(174)	$43	$(416)	$(1,578)	$38,740	$256

Manulife Financial Corporation - First Quarter 2016

For the three months ended March 31, 2015	Balance as at January 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at March 31, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$71	$-	$97	$(169)	$-	$-	$(97)	$4	$912	$56
U.S. government & agency	808	19	-	-	-	-	-	-	78	905	20
Other government & agency	437	5	-	6	(32)	(7)	-	(6)	21	424	5
Corporate	3,150	88	-	89	(8)	(8)	53	(127)	168	3,405	99
Residential mortgage/ asset-backed securities	133	2	-	-	-	(6)	-	-	13	142	3
Commercial mortgage/ asset-backed securities	577	7	-	-	-	(40)	-	(31)	52	565	7
Other securitized assets	61	1	-	-	-	(2)	-	-	6	66	1
	6,172	193	-	192	(209)	(63)	53	(261)	342	6,419	191
AFS
Canadian government & agency	884	13	55	365	-	-	-	-	-	1,317	-
U.S. government & agency	12	-	-	-	-	-	-	-	2	14	-
Other government & agency	54	-	1	1	(5)	(1)	-	(1)	1	50	-
Corporate	234	1	3	2	(7)	(4)	16	-	9	254	-
Residential mortgage/ asset-backed securities	28	1	-	-	-	(2)	-	-	2	29	-
Commercial mortgage/ asset-backed securities	83	-	3	-	-	(3)	-	-	7	90	-
Other securitized assets	13	-	-	-	-	-	-	-	1	14	-
	1,308	15	62	368	(12)	(10)	16	(1)	22	1,768	-
Public equities
FVTPL	2	(1)	-	-	-	-	-	-	(1)	-	(1)
AFS	-	-	-	2	-	-	-	-	-	2	-
	2	(1)	-	2	-	-	-	-	(1)	2	(1)
Real estate - investment property	9,270	437	-	1,169	-	-	-	-	559	11,435	437
Other invested assets	10,231	82	3	534	(211)	(183)	-	-	810	11,266	(17)
	19,501	519	3	1,703	(211)	(183)	-	-	1,369	22,701	420
Segregated funds net assets	2,591	22	-	1,909	(130)	-	-	-	239	4,631	21
Total	$29,574	$748	$65	$4,174	$(562)	$(256)	$69	$(262)	$1,971	$35,521	$631

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases in 2015 include assets acquired with the Canadian-based operations of Standard Life plc (“Standard Life”).
(4)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of the period.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation - First Quarter 2016

Note 5	Derivative and Hedging Instruments

Fair value of derivatives
The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		March 31, 2016			December 31, 2015
As at			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$2,501	$1	$735	$2,077	$1	$553
	Foreign currency swaps	88	-	8	95	1	3
Cash flow hedges	Foreign currency swaps	815	-	472	826	-	476
	Forward contracts	327	-	20	351	-	43
	Equity contracts	221	3	10	98	-	3
Total derivatives in qualifying hedge accounting relationships		3,952	4	1,245	3,447	2	1,078
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	308,947	32,166	17,866	315,230	22,771	11,935
	Interest rate futures	12,643	-	-	9,455	-	-
	Interest rate options	6,153	310	-	5,887	200	-
	Foreign currency swaps	9,760	339	1,418	9,382	331	1,758
	Currency rate futures	6,084	-	-	5,746	-	-
	Forward contracts	13,228	1,222	42	13,393	520	241
	Equity contracts	10,610	381	47	11,251	438	38
	Credit default swaps	761	10	-	748	10	-
	Equity futures	19,886	-	-	19,553	-	-
Total derivatives not designated in qualifying hedge accounting relationships		388,072	34,428	19,373	390,645	24,270	13,972
Total derivatives		$392,024	$34,432	$20,618	$394,092	$24,272	$15,050
The total notional value of $392 billion (December 31, 2015  ̶  $394 billion) includes $229 billion (December 31, 2015  ̶  $225 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. As a result of the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in significantly lower net fair value exposure to the Company than the gross notional amounts would suggest.

Fair value of derivative instruments is summarized by term to maturity in the following table. The fair values shown do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at March 31, 2016	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$670	$909	$883	$31,970	$34,432
Derivative liabilities	226	518	607	19,267	20,618

	Remaining term to maturity
As at March 31, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$362	$689	$593	$22,628	$24,272
Derivative liabilities	298	676	632	13,444	15,050

Manulife Financial Corporation - First Quarter 2016

The following tables present fair value of derivative contracts categorized by hierarchy.

As at March 31, 2016	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$33,672	$-	$32,326	$1,346
Foreign exchange contracts	366	-	365	1
Equity contracts	384	-	88	296
Credit default swaps	10	-	10	-
Total derivative assets	$34,432	$-	$32,789	$1,643
Derivative liabilities
Interest rate contracts	$18,638	$-	$18,053	$585
Foreign exchange contracts	1,923	-	1,920	3
Equity contracts	57	-	14	43
Total derivative liabilities	$20,618	$-	$19,987	$631

As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$23,475	$-	$22,767	$708
Foreign exchange contracts	349	-	339	10
Equity contracts	438	-	79	359
Credit default swaps	10	-	10	-
Total derivative assets	$24,272	$-	$23,195	$1,077
Derivative liabilities
Interest rate contracts	$12,700	$-	$11,997	$703
Foreign exchange contracts	2,309	-	2,309	-
Equity contracts	41	-	17	24
Total derivative liabilities	$15,050	$-	$14,323	$727

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the three months ended March 31,	2016	2015
Balance as at January 1,	$350	$1,105
Net realized / unrealized gains (losses) included in:
Net income(1)	805	203
OCI(2)	(2)	(8)
Purchases	34	37
Sales	13	7
Transfers
Into Level 3(3)	-	-
Out of Level 3(3)	(125)	(183)
Currency movement	(63)	86
Balance as at March 31	$1,012	$1,247
Change in unrealized gains (losses) on instruments still held	$858	$249

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

Manulife Financial Corporation - First Quarter 2016

Note 6	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.

For the three months ended March 31, 2016, the impact of changes in assumptions and model enhancements resulted in a decrease in insurance and investment contract liabilities of $35 net of reinsurance (March 31, 2015  ̶  increase of $30) and an increase in net income attributed to shareholders of $12 (March 31, 2015  ̶  decrease of $22 ). In addition, the Company updated certain tax timing assumptions related to the valuation of policy liabilities which led to a $165 decrease in net income attributed to shareholders.

(b)	Investment contracts – Fair value measurement

As at March 31, 2016, fair value of the investment contract liabilities measured at fair value was $600 (December 31, 2015  ̶  $785). Carrying value and fair value of the investment contract liabilities measured at amortized cost were $2,653 and $2,890, respectively (December 31, 2015  ̶  $2,712 and $2,832, respectively).

(c)	Gross claims and benefits

The following table presents a breakdown of gross claims and benefits for the three months ended March 31, 2016 and 2015.

For the three months ended March 31,	2016	2015
Death, disability and other claims	$3,476	$3,322
Maturity and surrender benefits	1,703	1,577
Annuity payments	1,098	1,010
Policyholder dividends and experience rating refunds	242	329
Net transfers from segregated funds	(21)	(189)
Total	$6,498	$6,049

Note 7	Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2015 Annual Consolidated Financial Statements as well as the shaded tables and text under the “Risk Management ” section of the Management Discussion and Analysis (“MD&A”) in the 2015 Annual Report.

(a)	Risk disclosures included in first quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections E2 to E6 of the First Quarter 2016 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and are an integral part of these Interim Consolidated Financial Statements.

(b)	Credit risk

(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

Manulife Financial Corporation - First Quarter 2016

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at March 31, 2016	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$97	$1,335	$3,983	$2,280	$17	$4	$7,716
Office	84	936	3,210	2,426	221	25	6,902
Multi-family residential	828	1,132	1,658	812	-	-	4,430
Industrial	26	272	1,378	1,016	179	-	2,871
Other	469	258	989	830	64	-	2,610
Total commercial mortgages	1,504	3,933	11,218	7,364	481	29	24,529
Agricultural mortgages	-	-	207	499	155	-	861
Private placements	961	3,579	9,309	10,395	1,150	830	26,224
Total	$2,465	$7,512	$20,734	$18,258	$1,786	$859	$51,614
As at December 31, 2015	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$109	$1,307	$4,419	$2,135	$10	$5	$7,985
Office	112	944	3,301	2,444	286	50	7,137
Multi-family residential	862	1,227	1,630	905	-	-	4,624
Industrial	30	303	1,213	1,262	23	-	2,831
Other	487	270	1,083	870	70	-	2,780
Total commercial mortgages	1,600	4,051	11,646	7,616	389	55	25,357
Agricultural mortgages	-	-	230	540	168	-	938
Private placements	1,030	3,886	9,813	10,791	1,113	945	27,578
Total	$2,630	$7,937	$21,689	$18,947	$1,670	$1,000	$53,873

The credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.

The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	March 31, 2016			December 31, 2015
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,943	$9,636	$17,579	$8,027	$9,478	$17,505
Non-performing(1)	5	13	18	7	11	18
Loans to Bank clients
Performing	n/a	1,822	1,822	n/a	1,778	1,778
Non-performing(1)	n/a	-	-	n/a	-	-
Total	$7,948	$11,471	$19,419	$8,034	$11,267	$19,301

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

Manulife Financial Corporation - First Quarter 2016

(ii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at March 31, 2016	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$-	$-	$-	$12	$-
AFS	-	3	3	-	-
Private placements	126	11	137	112	109
Mortgages and loans to Bank clients	41	28	69	29	29
Other financial assets	12	28	40	1	-
Total	$179	$70	$249	$154	$138

	Past due but not impaired
As at March 31, 2015	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$92	$-	$92	$15	$-
AFS	3	1	4	-	-
Private placements	214	-	214	114	72
Mortgages and loans to Bank clients	51	23	74	31	29
Other financial assets	12	26	38	1	-
Total	$372	$50	$422	$161	$101

(c)	Securities lending, repurchase and reverse repurchase transactions

As at March 31, 2016, the Company had loaned securities (which are included in invested assets), with a market value of $1,010 (December 31, 2015 – $648). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at March 31, 2016, the Company had engaged in reverse repurchase transactions of $1,058 (December 31, 2015 – $547) which are recorded as short-term receivables.  There were outstanding repurchase agreements of $1,062 as at March 31, 2016 (December 31, 2015 – $269) which are recorded as payables.

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

The following tables provide details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2016	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$46	$-	1
AA	146	2	1
A	425	6	4
BBB	144	2	4
Total single name CDSs	$761	$10	3
Total CDS protection sold	$761	$10	3

Manulife Financial Corporation - First Quarter 2016

As at December 31, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$49	$1	2
AA	131	1	1
A	424	7	3
BBB	144	1	4
Total single name CDSs	$748	$10	3
Total CDS protection sold	$748	$10	3

(1)	Rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company held no purchased credit protection as at March 31, 2016 and December 31, 2015.

(e)	Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated BBB+ or higher. As at March 31, 2016, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 23 per cent (December 31, 2015 – 21 per cent). As at March 31, 2016, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $5,234 (December 31, 2015 – $4,155). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2015 – nil).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of repurchase and reverse repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

Manulife Financial Corporation - First Quarter 2016

		Related amounts not offset in the Consolidated Statements of Financial Position
As at March 31, 2016	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$35,420	$(18,848)	$(16,526)	$46	$46
Securities lending	1,010	-	(1,010)	-	-
Reverse repurchase agreements	1,058	(126)	(932)	-	-
Total financial assets	$37,488	$(18,974)	$(18,468)	$46	$46
Financial liabilities
Derivative liabilities	$(21,730)	$18,848	$2,545	$(337)	$(34)
Repurchase agreements	(1,062)	126	936	-	-
Total financial liabilities	$(22,792)	$18,974	$3,481	$(337)	$(34)

		Related amounts not offset in the Consolidated Statements of Financial Position
As at March 31, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$25,332	$(13,004)	$(12,260)	$68	$68
Securities lending	648	-	(648)	-	-
Reverse repurchase agreements	547	(33)	(514)	-	-
Total financial assets	$26,527	$(13,037)	$(13,422)	$68	$68
Financial liabilities
Derivative liabilities	$(16,003)	$13,004	$2,711	$(288)	$(49)
Repurchase agreements	(269)	33	236	-	-
Total financial liabilities	$(16,272)	$13,037	$2,947	$(288)	$(49)

(1)	Financial assets and liabilities in the above table include accrued interest of $992 and $1,112, respectively (December 31, 2015 – $1,062 and $953, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at March 31, 2016 the Company was over-collateralized on derivative assets, derivative liabilities, securities lending and reverse purchase agreements, and repurchase agreements in the amounts of $1,016, $567, $67 and nil respectively (December 31, 2015 – $680, $498, $43 and nil respectively). As at March 31, 2016, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Note 8	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				March 31,	December 31,
As at	Issue date	Maturity date	Par value	2016	2015
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	$960	$-
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,286	-
4.90% Senior notes	September 17, 2010	September 17, 2020	US$500	646	689
7.768% Medium-term notes	April 8, 2009	April 8, 2019	$600	599	599
5.505% Medium-term notes	June 26, 2008	June 26, 2018	$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	November 30, 2010	December 15, 2016	$150	150	150
Other notes payable	n/a	n/a	n/a	8	16
Total				$4,048	$1,853

(1)
Issued by MFC during the quarter. These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the translation of these senior notes into Canadian dollars. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus a specified number of basis points. The numbers of basis points for the 5.375% and 4.150% senior notes are 40 and 35, respectively.

Manulife Financial Corporation - First Quarter 2016

(b)	Fair value measurement

Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1).  When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2016, fair value of long-term debt was $4,340 (December 31, 2015 - $2,066). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2015 – Level 2).

Note 9	Capital Instruments

(a)	Carrying value of capital instruments

				March 31,	December 31,
As at	Issue date	Maturity date	Par value	2016	2015
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	646	646
Subordinated debentures - 3.181% fixed/floating	November 20, 2015	November 22, 2027	$1,000	996	995
Subordinated debentures - 2.389% fixed/floating	June 1, 2015	January 5, 2026	$350	348	348
Subordinated debentures - 2.10% fixed/floating	March 10, 2015	June 1, 2025	$750	747	747
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025	$500	498	498
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024	$500	499	498
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	607	649
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	200	200
Subordinated debentures - 3.938% fixed/floating	September 21, 2012	September 21, 2022	$400	414	417
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	499	499
Subordinated note - floating	December 14, 2006	December 15, 2021	$400	400	400
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	550	549
Total				$7,653	$7,695

(b)	Fair value measurement

Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2016, fair value of capital instruments was $7,850 (December 31, 2015 – $7,916). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2015 – Level 2).

Note 10	Share Capital and Earnings Per Share

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2016		2015
For the period ended March 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 21	17	425	-	-
Issuance costs, net of tax	-	(8)	-	-
Balance, March 31	127	$3,110	110	$2,693

Manulife Financial Corporation - First Quarter 2016

Further information on the preferred shares outstanding is as follows.

As at March 31, 2016	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(3),(4)	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5(3),(4)	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7(3),(4)	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9(3),(4)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(3),(4)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(3),(4)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(3),(4)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(3),(4)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(3),(4)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Total				127	$3,175	$3,110

(1)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares. MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares in whole or in part at par at any time, subject to regulatory approval, as noted.

(2)	Net of after-tax issuance costs.

(3)
For all Class 1 preferred shares, on the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30% and Series 21 – 4.97%.

(4)
On the earliest date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 3 above.

(5)
On February 25, 2016, MFC issued 16 million of Non-cumulative Rate Reset Class 1 Shares Series 21 (the “Series 21 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $400 and, on March 3, 2016, MFC issued an additional 1 million Series 21 Preferred Shares pursuant to the exercise in full by the underwriters of their option to purchase additional Series 21 Preferred Shares, for total gross proceeds of $425.

(b)	Common shares
As at March 31, 2016, there were 35 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2015 – 33 million).

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2016	December 31, 2015
Balance, beginning of period	1,972	1,864
Issued on exercise of stock options and deferred share units	-	2
Issued in exchange for subscription receipts	-	106
Balance, end of period	1,972	1,972

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the three months ended March 31,	2016	2015
Weighted average number of common shares (in millions)	1,972	1,936
Dilutive stock-based awards(1) (in millions)	4	6
Dilutive convertible instruments (in millions)	-	17
Weighted average number of diluted common shares (in millions)	1,976	1,959

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Manulife Financial Corporation - First Quarter 2016

(c)	Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

For the three months ended March 31,	2016	2015
Basic earnings per common share	$0.51	$0.36
Diluted earnings per common share	0.51	0.36

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended March 31,	2016	2015	2016	2015
Defined benefit current service cost	$13	$11	$-	$-
Defined benefit administrative expenses	1	1	1	-
Service cost	14	12	1	-
Interest on net defined benefit (asset) liability	7	6	1	1
Defined benefit cost	21	18	2	1
Defined contribution cost	19	19	-	-
Net benefit cost	$40	$37	$2	$1

Note 12	Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.  The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.  Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees

(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

Manulife Financial Corporation - First Quarter 2016

On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI as part of the Standard Life acquisition on the wind up of the Standard Life Assurance Company of Canada (“SCDA”) on that date. SCDA was acquired by MLI on January 30, 2015.

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2016	MFC (Guarantor)	MFLP(1)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments(1)	Total consolidated amounts(1)
Total revenue	$42	$(3)	$21,308	$1,706	$(1,334)	$21,719
Net income (loss) attributed to shareholders	1,045	(10)	790	159	(939)	1,045

For the three months ended March 31, 2015	MFC (Guarantor)	MFLP(1)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments(1)	Total consolidated amounts(1)
Total revenue	$21	$30	$15,573	$1,048	$(858)	$15,814
Net income (loss) attributed to shareholders	723	10	718	37	(765)	723

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

Condensed Consolidated Statements of Financial Position Information

As at March 31, 2016	MFC (Guarantor)	MFLP(1)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments(1)	Total consolidated amounts(1)
Invested assets	$145	$7	$302,405	$5,899	$(6)	$308,450
Total other assets	45,218	1,705	106,696	15,434	(78,836)	90,217
Segregated funds net assets	-	-	298,684	-	-	298,684
Insurance contract liabilities	-	-	285,752	18,210	(17,448)	286,514
Investment contract liabilities	-	-	3,253	-	-	3,253
Segregated funds net liabilities	-	-	298,684	-	-	298,684
Total other liabilities	4,814	1,512	76,072	1,468	(16,317)	67,549

As at December 31, 2015	MFC (Guarantor)	MFLP(1)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments(1)	Total consolidated amounts(1)
Invested assets	$122	$5	$303,406	$5,739	$(5)	$309,267
Total other assets	43,248	1,651	97,936	15,491	(76,199)	82,127
Segregated funds net assets	-	-	313,249	-	-	313,249
Insurance contract liabilities	-	-	286,418	18,197	(17,556)	287,059
Investment contract liabilities	-	-	3,497	-	-	3,497
Segregated funds net liabilities	-	-	313,249	-	-	313,249
Total other liabilities	2,211	1,447	69,334	1,445	(15,537)	58,900

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Manulife Financial Corporation - First Quarter 2016

Note 13	Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

The 2015 assets and earnings (net investment income and income tax recovery (expense) on assets backing capital allocated to each operating segment has been reclassified to align with the methodology used in 2016.

By Segment As at and for the three months ended March 31, 2016	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$3,012	$1,068	$1,626	$22	$5,728
Annuities and pensions	1,153	166	(319)	-	1,000
Net premium income	4,165	1,234	1,307	22	6,728
Net investment income	1,959	2,732	7,219	252	12,162
Other revenue	242	820	1,464	303	2,829
Total revenue	6,366	4,786	9,990	577	21,719
Contract benefits and expenses
Life and health insurance	3,979	1,393	5,827	225	11,424
Annuities and pensions	1,188	1,557	2,503	-	5,248
Net benefits and claims	5,167	2,950	8,330	225	16,672
Interest expense	35	48	6	112	201
Other expenses	973	1,007	1,333	180	3,493
Total contract benefits and expenses	6,175	4,005	9,669	517	20,366
Income (loss) before income taxes	191	781	321	60	1,353
Income tax recovery (expense)	(40)	(194)	(80)	16	(298)
Net income (loss)	151	587	241	76	1,055
Less net income (loss) attributed to:
Non-controlling interests	29	-	-	(3)	26
Participating policyholders	1	(13)	-	(4)	(16)
Net income attributed to shareholders	$121	$600	$241	$83	$1,045
Total assets	$84,610	$206,529	$367,573	$38,639	$697,351

Manulife Financial Corporation - First Quarter 2016

By Segment As at and for the three months ended March 31, 2015	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$1,922	$987	$1,661	$19	$4,589
Annuities and pensions	473	125	216	-	814
Net premium income	2,395	1,112	1,877	19	5,403
Net investment income (loss)	679	2,745	4,593	(32)	7,985
Other revenue	321	833	1,237	35	2,426
Total revenue	3,395	4,690	7,707	22	15,814
Contract benefits and expenses
Life and health insurance	1,920	1,707	4,050	53	7,730
Annuities and pensions	407	1,681	1,779	-	3,867
Net benefits and claims	2,327	3,388	5,829	53	11,597
Interest expense	28	152	15	121	316
Other expenses	696	992	1,206	163	3,057
Total contract benefits and expenses	3,051	4,532	7,050	337	14,970
Income (loss) before income taxes	344	158	657	(315)	844
Income tax recovery (expense)	(23)	(74)	(193)	174	(116)
Net income (loss)	321	84	464	(141)	728
Less net income (loss) attributed to:
Non-controlling interests	23	-	-	-	23
Participating policyholders	16	(34)	-	-	(18)
Net income (loss) attributed to shareholders	$282	$118	$464	$(141)	$723
Total assets	$72,799	$206,886	$369,899	$39,305	$688,889

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
March 31, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,031	$947	$1,627	$123	$5,728
Annuities and pensions	1,153	166	(319)	-	1,000
Net premium income	4,184	1,113	1,308	123	6,728
Net investment income	2,127	2,704	7,301	30	12,162
Other revenue	257	845	1,721	6	2,829
Total revenue	$6,568	$4,662	$10,330	$159	$21,719

By geographic location
For the three months ended
March 31, 2015	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,939	$872	$1,661	$117	$4,589
Annuities and pensions	473	125	216	-	814
Net premium income	2,412	997	1,877	117	5,403
Net investment income	711	2,821	4,427	26	7,985
Other revenue	317	755	1,354	-	2,426
Total revenue	$3,440	$4,573	$7,658	$143	$15,814

Manulife Financial Corporation - First Quarter 2016

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds. The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	March 31, 2016	December 31, 2015
Investments at market value
Cash and short-term securities	$3,292	$4,370
Debt securities	15,175	15,269
Equities	12,591	13,079
Mutual funds	264,026	277,015
Other investments	4,556	4,538
Accrued investment income	210	205
Other assets and liabilities, net	(675)	(729)
Total segregated funds net assets	$299,175	$313,747
Composition of segregated funds net assets
Held by policyholders	$298,684	$313,249
Held by the Company	491	498
Total segregated funds net assets	$299,175	$313,747

Changes in segregated funds net assets

For the three months ended March 31,	2016	2015
Net policyholder cash flow
Deposits from policyholders	$8,693	$8,270
Net transfers to general fund	(21)	(137)
Payments to policyholders	(9,233)	(10,277)
	(561)	(2,144)
Investment related
Interest and dividends	863	745
Net realized and unrealized investment gains (losses)	(690)	8,099
	173	8,844
Other
Management and administration fees	(1,234)	(1,191)
Acquired through Standard Life	-	32,171
Impact of changes in foreign exchange rates	(12,950)	18,440
	(14,184)	49,420
Net additions (deductions)	(14,572)	56,120
Segregated funds net assets, beginning of period	313,747	256,734
Segregated funds net assets, end of period	$299,175	$312,854

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management” section of the Company’s First Quarter 2016 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation - First Quarter 2016

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2015 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position

As at March 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$145	$104,798	$203,875	$(368)	$308,450
Investments in unconsolidated subsidiaries	44,895	6,451	16,668	(68,014)	-
Reinsurance assets	-	51,149	8,428	(26,560)	33,017
Other assets	323	36,484	44,950	(24,557)	57,200
Segregated funds net assets	-	166,089	134,514	(1,919)	298,684
Total assets	$45,363	$364,971	$408,435	$(121,418)	$697,351
Liabilities and equity
Insurance contract liabilities	$-	$144,561	$169,332	$(27,379)	$286,514
Investment contract liabilities	-	1,232	2,025	(4)	3,253
Other liabilities	923	35,288	43,533	(23,896)	55,848
Long-term debt	3,891	-	7	150	4,048
Capital instruments	-	1,133	7,176	(656)	7,653
Segregated funds net liabilities	-	166,089	134,514	(1,919)	298,684
Shareholders' equity	40,549	16,668	51,047	(67,715)	40,549
Participating policyholders' equity	-	-	171	-	171
Non-controlling interests	-	-	630	1	631
Total liabilities and equity	$45,363	$364,971	$408,435	$(121,418)	$697,351

Condensed Consolidating Statement of Financial Position

As at December 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$122	$110,404	$199,124	$(383)	$309,267
Investments in unconsolidated subsidiaries	42,919	6,684	17,653	(67,256)	-
Reinsurance assets	-	52,027	9,579	(26,180)	35,426
Other assets	329	30,282	39,026	(22,936)	46,701
Segregated funds net assets	-	178,421	136,753	(1,925)	313,249
Total assets	$43,370	$377,818	$402,135	$(118,680)	$704,643
Liabilities and equity
Insurance contract liabilities	$-	$149,079	$165,021	$(27,041)	$287,059
Investment contract liabilities	-	1,324	2,177	(4)	3,497
Other liabilities	524	30,132	40,939	(22,243)	49,352
Long-term debt	1,687	-	16	150	1,853
Capital instruments	-	1,209	7,185	(699)	7,695
Segregated funds net liabilities	-	178,421	136,753	(1,925)	313,249
Shareholders' equity	41,159	17,653	49,266	(66,919)	41,159
Participating policyholders' equity	-	-	187	-	187
Non-controlling interests	-	-	591	1	592
Total liabilities and equity	$43,370	$377,818	$402,135	$(118,680)	$704,643

Manulife Financial Corporation - First Quarter 2016

Condensed Consolidating Statement of Income

For the three months ended March 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$838	$5,890	$-	$6,728
Net investment income (loss)	-	6,067	6,232	(137)	12,162
Net other revenue	42	938	4,907	(3,058)	2,829
Total revenue	42	7,843	17,029	(3,195)	21,719
Contract benefits and expenses
Net benefits and claims	-	7,269	12,012	(2,609)	16,672
Commissions, investment and general expenses	-	783	3,082	(462)	3,403
Other expenses	38	67	310	(124)	291
Total contract benefits and expenses	38	8,119	15,404	(3,195)	20,366
Income (loss) before income taxes	4	(276)	1,625	-	1,353
Income tax (expense) recovery	93	94	(485)	-	(298)
Income (loss) after income taxes	97	(182)	1,140	-	1,055
Equity in net income (loss) of unconsolidated subsidiaries	948	125	(57)	(1,016)	-
Net income (loss)	$1,045	$(57)	$1,083	$(1,016)	$1,055
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$26	$-	$26
Participating policyholders	-	(19)	(16)	19	(16)
Shareholders	1,045	(38)	1,073	(1,035)	1,045
	$1,045	$(57)	$1,083	$(1,016)	$1,055

Condensed Consolidating Statement of Income

For the three months ended March 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,380	$4,023	$-	$5,403
Net investment income (loss)	33	3,894	4,194	(136)	7,985
Net other revenue	(12)	579	3,622	(1,763)	2,426
Total revenue	21	5,853	11,839	(1,899)	15,814
Contract benefits and expenses
Net benefits and claims	-	4,821	8,076	(1,300)	11,597
Commissions, investment and general expenses	8	774	2,690	(505)	2,967
Other expenses	63	68	369	(94)	406
Total contract benefits and expenses	71	5,663	11,135	(1,899)	14,970
Income (loss) before income taxes	(50)	190	704	-	844
Income tax (expense) recovery	12	(2)	(126)	-	(116)
Income (loss) after income taxes	(38)	188	578	-	728
Equity in net income (loss) of unconsolidated subsidiaries	761	39	227	(1,027)	-
Net income (loss)	$723	$227	$805	$(1,027)	$728
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$23	$-	$23
Participating policyholders	-	(14)	(18)	14	(18)
Shareholders	723	241	800	(1,041)	723
	$723	$227	$805	$(1,027)	$728

Manulife Financial Corporation - First Quarter 2016

Consolidating Statement of Cash Flows

For the three months ended March 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,045	$(57)	$1,083	$(1,016)	$1,055
Adjustments
Equity in net income of unconsolidated subsidiaries	(948)	(125)	57	1,016	-
Increase (decrease) in insurance contract liabilities	-	5,775	6,383	-	12,158
Increase (decrease) in investment contract liabilities	-	15	(72)	-	(57)
(Increase) decrease in reinsurance assets	-	(2,097)	2,226	-	129
Amortization of premium/discount on invested assets	-	(2)	23	-	21
Other amortization	-	35	102	-	137
Net realized and unrealized (gains) losses and impairment on assets	-	(4,668)	(5,246)	-	(9,914)
Deferred income tax expense (recovery)	(8)	295	123	-	410
Stock option expense	-	2	8	-	10
Cash provided by (used in) operating activities before undernoted items	89	(827)	4,687	-	3,949
Dividends from unconsolidated subsidiary	-	39	-	(39)	-
Changes in policy related and operating receivables and payables	10	565	(1,823)	-	(1,248)
Cash provided by (used in) operating activities	99	(223)	2,864	(39)	2,701
Investing activities
Purchases and mortgage advances	(20)	(6,715)	(16,784)	-	(23,519)
Disposals and repayments	-	6,111	12,027	-	18,138
Changes in investment broker net receivables and payables	-	10	150	-	160
Investment in common shares of subsidiaries	(2,740)	-	-	2,740	-
Net cash decrease from purchase of subsidiaries and business	-	-	(11)	-	(11)
Capital contribution to unconsolidated subsidiaries	-	(102)	-	102	-
Notes receivable from parent	-	-	(568)	568	-
Notes receivable from subsidiaries	(156)	-	-	156	-
Cash provided by (used in) by investing activities	(2,916)	(696)	(5,186)	3,566	(5,232)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	820	-	820
Issue of long-term debt	2,246	-	-	-	2,246
Redemption of long-term debt	-	-	(8)	-	(8)
Funds repaid, net	-	-	(2)	-	(2)
Secured borrowings from securitization transactions	-	-	149	-	149
Changes in deposits from bank clients, net	-	-	75	-	75
Shareholders' dividends paid in cash	(394)	-	-	-	(394)
Dividends paid to parent	-	-	(39)	39	-
Contributions from (distributions to) non-controlling interests, net	-	-	13	-	13
Common shares issued, net	5	-	2,740	(2,740)	5
Preferred shares issued, net	417	-	-	-	417
Capital contributions by parent	-	-	102	(102)	-
Notes payable to parent	-	-	156	(156)	-
Notes payable to subsidiaries	568	-	-	(568)	-
Cash provided by (used in) financing activities	2,842	-	4,006	(3,527)	3,321
Cash and short-term securities
Increase (decrease) during the period	25	(919)	1,684	-	790
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(278)	(357)	-	(637)
Balance, beginning of period	122	4,444	12,436	-	17,002
Balance, end of period	145	3,247	13,763	-	17,155
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	122	4,938	12,825	-	17,885
Net payments in transit, included in other liabilities	-	(494)	(389)	-	(883)
Net cash and short-term securities, beginning of period	122	4,444	12,436	-	17,002
End of period
Gross cash and short-term securities	145	3,651	14,068	-	17,864
Net payments in transit, included in other liabilities	-	(404)	(305)	-	(709)
Net cash and short-term securities, end of period	$145	$3,247	$13,763	$-	$17,155
Supplemental disclosures on cash flow information:
Interest received	$3	$1,215	$1,471	$(6)	$2,683
Interest paid	22	68	81	(6)	165
Income taxes paid	20	-	114	-	134

Manulife Financial Corporation - First Quarter 2016

Consolidating Statement of Cash Flows

For the three months ended March 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$723	$227	$805	$(1,027)	$728
Adjustments
Equity in net income of unconsolidated subsidiaries	(761)	(39)	(227)	1,027	-
Increase (decrease) in insurance contract liabilities	-	3,256	4,187	-	7,443
Increase (decrease) in investment contract liabilities	-	16	30	-	46
(Increase) decrease in reinsurance assets	-	(1,102)	763	-	(339)
Amortization of premium/discount on invested assets	-	3	10	-	13
Other amortization	-	26	106	-	132
Net realized and unrealized (gains) losses and impairment on assets	(1)	(2,863)	(2,163)	-	(5,027)
Deferred income tax expense (recovery)	(12)	72	(52)	-	8
Stock option expense	-	-	9	-	9
Cash provided by (used in) operating activities before undernoted item	(51)	(404)	3,468	-	3,013
Changes in policy related and operating receivables and payables	(86)	657	(1,518)	-	(947)
Cash provided by (used in) operating activities	(137)	253	1,950	-	2,066
Investing activities
Purchases and mortgage advances	-	(6,781)	(11,793)	-	(18,574)
Disposals and repayments	-	7,349	8,338	-	15,687
Changes in investment broker net receivables and payables	-	25	(217)	-	(192)
Investment in common shares of subsidiaries	(2,196)	-	-	2,196	-
Net cash decrease from purchase of subsidiaries and business	-	-	(3,434)	-	(3,434)
Return of capital from unconsolidated subsidiaries	-	6	-	(6)	-
Notes receivable from parent	-	-	(10,575)	10,575	-
Notes receivable from subsidiaries	(10,123)	-	-	10,123	-
Cash provided by (used in) investing activities	(12,319)	599	(17,681)	22,888	(6,513)
Financing activities
Issue of capital instruments, net	-	-	746	-	746
Funds repaid, net	-	(1)	(1)	-	(2)
Secured borrowings from securitization transactions	-	-	100	-	100
Changes in deposits from bank clients, net	-	-	125	-	125
Shareholders' dividends paid in cash	(335)	-	-	-	(335)
Contributions from (distributions to) non-controlling interests, net	-	-	7	-	7
Common shares issued, net	6	-	2,196	(2,196)	6
Return of capital to parent	-	-	(6)	6	-
Notes payable to parent	-	-	10,123	(10,123)	-
Notes payable to subsidiaries	10,575	-	-	(10,575)	-
Cash provided by (used in) financing activities	10,246	(1)	13,290	(22,888)	647
Cash and short-term securities
Increase (decrease) during the period	(2,210)	851	(2,441)	-	(3,800)
Effect of foreign exchange rate changes on cash and short-term securities	1	470	657	-	1,128
Balance, beginning of period	2,260	5,918	12,259	-	20,437
Balance, end of period	51	7,239	10,475	-	17,765
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	2,260	6,311	12,508	-	21,079
Net payments in transit, included in other liabilities	-	(393)	(249)	-	(642)
Net cash and short-term securities, beginning of period	2,260	5,918	12,259	-	20,437
End of period
Gross cash and short-term securities	51	7,727	10,811	-	18,589
Net payments in transit, included in other liabilities	-	(488)	(336)	-	(824)
Net cash and short-term securities, end of period	$51	$7,239	$10,475	$-	$17,765
Supplemental disclosures on cash flow information:
Interest received	$15	$1,089	$1,121	$(7)	$2,218
Interest paid	73	22	216	(30)	281
Income taxes paid	-	-	319	-	319

Note 16	Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation - First Quarter 2016

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 30170
 College Station, TX 77842-3170
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 892-9362 or 632 892-7566
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2016, Manulife had total capital of C$49.4 billion, including C$40.5 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency Standard & Poor’s	Rating AA-	Rank (4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	AA (low)	(4th of 22 ratings)
A.M. Best	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at March 31, 2016, there were 1,972 million common shares outstanding.
January 1 – March 31, 2016	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 20.53	$ 14.73	$ 117.00	P 700
Low	$ 15.32	$ 10.99	$ 94.00	P 560
Close	$ 18.38	$ 14.13	$ 109.60	P 640
Average Daily Volume (000)	4,716	2,956	58	0.11

Manulife Financial Corporation – First Quarter 2016

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• Notice of Annual Meeting
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• Public Accountability Statement
• Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

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Manulife Financial Corporation – First Quarter 2016